Exhibit 99.3
STUDENT TRANSPORTATION INC.

ANNUAL INFORMATION FORM

September 28, 2010

TABLE OF CONTENTS

GENERAL	1
CORPORATE STRUCTURE	1
STI	1
STA Holdings	1
Parkview Transit	2
STA Inc.	2
Ownership Structure	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
DESCRIPTION OF THE BUSINESS	7
Business of the Issuer and the Company	7
Business of the Company and Subsidiaries	7
Our Competitive Strengths	8
Business and Growth Strategies	9
Recent Acquisitions and Contracts	12
Customers and Contracts	13
Operations	14
Sales and Marketing	14
Vehicle Fleet	14
Fleet Maintenance Expense	15
Bus Drivers	15
Routing	15
Insurance and Bonding	16
Safety	16
Management Information Systems	16
Competitive Environment	17
Capital Expenditures	18
Currency Hedging Policy	19
Facilities	19
Environmental	20
Regulatory Environment	20
Oil and Gas Portfolio	20
THE ISSUER	21
Description of Common Shares and Share Capital of the Issuer	21
Dividend Policy	24
STA HOLDINGS	25
Capital of STA Holdings	25
Class A Common Shares	26
Class B Shares and Class C Shares	26
Preferred Shares	27
Distribution Policy	28
DIRECTORS, OFFICERS AND MANAGEMENT	28
STI	28
STA Holdings	35
Long-Term Incentive Plan	35
Equity Incentive Plan	36
Deferred Share Unit Plan	38
Insurance Coverage for STI and Related Entities and Indemnification	38

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AUDIT COMMITTEE AND AUDITOR’S FEES	38
Relevant Education and Experience of Audit Committee Members	39
Non-Audit Services	40
External Auditor Service Fees	40
Audit Committee Oversight	41
RISK FACTORS	41
Risks Related to our Business	41
Risks Related to the Capital Structure	46
MARKET FOR SECURITIES	52
PRIOR ISSUANCES	53
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	53
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	53
TRANSFER AGENT AND REGISTRAR	54
MATERIAL CONTRACTS	54
NAMES OF EXPERTS AND INTEREST OF EXPERTS	55
ADDITIONAL INFORMATION	55
SCHEDULE “A” — AUDIT COMMITTEE CHARTER

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STUDENT TRANSPORTATION INC.
GENERAL
The information, including any financial information, disclosed in this Annual Information Form of Student Transportation Inc. (“STI” or the “Issuer”) is stated as at June 30, 2010 or for the year ended June 30, 2010, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to “$” are to the lawful currency of the United States. References in this Annual Information Form to “the Company”, “we”, “us” or “our” refer to the combination of the two subsidiaries of STI which together own and control all of the operating subsidiaries of STI, namely Student Transportation of America Holdings, Inc. (“STA Holdings”) and Parkview Transit Inc. (“Parkview Transit”) and all of their respective direct and indirect subsidiaries.
Certain statements in this Annual Information Form are “forward looking statements”, which reflect the expectations of management regarding the Issuer’s and the Company’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect the Issuer’s current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Report. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under the section titled “Risk Factors”. Although the forward looking statements contained in this Annual Information Form are based on what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward looking statements, and the differences may be material. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. These forward-looking statements are made as of the date of this Annual Information Form and the Issuer and the Company assume no obligation to update or revise them to reflect new events or circumstances other than as required under applicable securities laws.
CORPORATE STRUCTURE
STI
Student Transportation Inc. was incorporated on September 22, 2004 under the Business Corporations Act (Ontario). STI’s registered head office is located at 160 Saunders Road, Unit 6, Barrie, Ontario, L4N 9A4. STI currently holds all of the issued and outstanding class A common shares of STA Holdings, representing a 99.2% voting interest, and 100% of the issued and outstanding common shares of Parkview Transit. On November 16, 2009, the Issuer filed articles of amendment to change its corporate name from Student Transportation of America Ltd. to Student Transportation Inc.
STA Holdings
Student Transportation of America Holdings, Inc. is a Delaware corporation with its registered and head office located at 3349 Highway 138, Building B, Suite D, Wall, NJ 07719. STA Holdings owns all of the issued and outstanding shares of Student Transportation of America, Inc. (“STA Inc.”) and all of the issued and outstanding common shares of Student Transportation of America ULC (“STA ULC”).

Parkview Transit
Parkview Transit Inc. was incorporated by Articles of Amalgamation on March 3, 2008 under the Business Corporations Act (Ontario). Parkview Transit’s registered head office is located at 5191 Fountain Street North, Breslau, Ontario, N0B 1M0.
STA Inc.
Student Transportation of America, Inc. is a Delaware corporation with its registered and head office located at 3349 Highway 138, Building B, Suite D, Wall, NJ 07719. STA Inc. has eighteen wholly-owned operating subsidiaries.
Ownership Structure
The following chart illustrates the ownership structure of the Issuer and STA Holdings:

(1)	STA Inc. has 18 wholly-owned operating subsidiaries, including: (i) Santa Barbara Transportation Corp., a California corporation; (ii) Krise Bus Service, Inc., a Pennsylvania corporation; (iii) STA of Pennsylvania, Inc., a Pennsylvania corporation; (iv) Rick Bus Co., a New Jersey corporation; (v) Goffstown Truck Center, Inc., a New Hampshire corporation; (vi) STA of Connecticut, Inc., a Connecticut corporation; (vii) Positive Connections Inc., an Illinois corporation; (viii) Positive Connections Evanston, Inc., an Illinois corporation; (ix) STA of New York, Inc., a New York corporation; (x) Ledgemere Transportation, Inc., a Maine corporation; (xi) Student Transportation of Canada Inc., an Ontario Corporation; (xii) Altoona Student Transportation, Inc., a Delaware corporation; (xiii) Student Transportation of Vermont, Inc., a Vermont corporation; (xiv) Jordan Transportation, Inc., a New Jersey corporation; (xv) Wilkerson Transportation Company, Inc., a New Jersey corporation; (xvi) Student Transportation of Florida, Inc., a Florida corporation; (xvii) Mid-City Transit Corp., a New York corporation; and (xviii) Middletown Transit Corp., a New York corporation.

(2)	Parkview Transit Inc. has two wholly-owned operating subsidiaries: (i) Canadex Resources Inc., an Alberta corporation; and (ii) Grady-Canadian Ltd, an Oklahoma corporation.

GENERAL DEVELOPMENT OF THE BUSINESS
STI is a corporation established under the laws of the Province of Ontario. The Issuer, together with STA ULC, initially issued income participating securities (“IPS’s”) pursuant to its initial public offering in December 2004 combined with the exercise of an overallotment option in January 2005 (the “IPS Offering”) and in connection with two subsequent offerings: in October, 2005 and June, 2006. Each IPS consists of one common share (a “Common Share”) of STI and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the “Notes”). Concurrently with the IPS Offering, STA ULC issued, on a private placement basis, Cdn $10 million of separate subordinated notes that were not included in any IPS’s and the Company, through a subsidiary, entered into a credit facility with a group of lenders. The Issuer used the net proceeds from the IPO Offering and the two subsequent offerings in October 2005 and June 2006 to purchase 100% of the Class A common shares and 100% of the preferred shares of STA Holdings, respectively. Certain existing investors in STA Inc. (the “Existing Investors”) retained 100% of the Class B Series One common shares of STA Holdings at the time of the IPS Offering. Management owns 100% of the Class B Series Two common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”). The holders of the Class B Series One common shares of STA Holdings were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS’s. The holders of the Class B Series Two common shares are also entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS’s.
In July 2006, the Company entered into an operating lease agreement (the “July 2006 Lease”) with a major financial institution to lease $5.4 million in replacement school vehicles for the 2006 — 2007 school year. The term of these leases is six years at an implicit rate of 5.8%. Annual lease payments on these additional leases will approximate $1.0 million per year for the term of the leases.
On July 12, 2006, the Company purchased all of the outstanding common stock of Simcoe Coach Lines Ltd., located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited, located in Peterborough, Ontario. The aggregate purchase price of these acquisitions was $10.7 million.
In December 2006, the Company leased an additional $1.4 million in replacement school vehicles under the July 2006 Lease.
On December 14, 2006, the Company entered into a new amended and restated credit agreement (the “December 2006 Credit Facility”) and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new credit agreement.
On December 22, 2006, the Company repurchased for cancellation all of the Class B — Series One common shares of STA Holdings. Net proceeds from the initial borrowings under the new credit agreement and issuance of the senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B — Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase).
On March 29, 2007, the Issuer sold 3,010,000 Common Shares pursuant to a private placement for total gross cash proceeds of $17.3 million (Cdn $20.0 million). The net proceeds (after commissions and fees) were used entirely to repay debt on the December 2006 Credit Facility, including borrowings used to fund the repurchase of the Class B — Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition-related borrowings.
In July, August and October 2007, the Company entered into additional operating leases with a major financial institution to lease approximately $5.7 million in replacement school vehicles for the 2007-2008 school year. The term of these leases is six years at an implicit rate of 6.7%. Annual lease payments on these additional leases will approximate $1.0 million per year for the term of the leases.
On September 4, 2007, the Company completed an exchange offer (“Exchange Offer”), under which the holders of the Notes of STA ULC were offered 0.67 Common Shares in exchange for each Cdn $3.847 principal amount of Notes. As a result of the Exchange Offer, 7,969,609 common shares of STI were issued in exchange for Cdn $45.8 million in principal amount of Notes of STA ULC tendered in connection with the Exchange Offer, representing 51% of the aggregate principal amount of the Notes then outstanding.
On September 6, 2007, the Company closed its acquisition of all of the equity interests of Fred Elliot Coach Lines Limited and Elliot Coach Lines (Fergus) Limited (the “Elliott Acquisition”), located in Guelph, Ontario. The aggregate purchase price of these acquisitions was $21.0 million.
On January 17, 2008, the Company closed its acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”). Canadex is a transportation and energy company consisting of two separate business segments. The transportation segment represents school bus operations in Ontario while the energy segment holds non-operating positions in oil and gas interests in the United States. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit, Inc. The aggregate purchase price of this acquisition was $44.4 million.
On April 18, 2008, the Company issued 8,266,779 Common Shares to SNCF Participations S.A. (“SNCF-P”) and the Caisse de dépôt et placement du Québec, pursuant to a private placement, for total gross cash proceeds of $49.6 million (Cdn $50.0 million). The net proceeds of $48.5 million (Cdn $48.9 million) (after commissions and fees) were used entirely to pay down debt on the December 2006 Credit Facility.
On April 29, 2008, the Company issued 1,705,000 Common Shares pursuant to a private placement, with a syndicate of underwriters for total gross cash proceeds of $9.8 million (Cdn $10 million) The net proceeds of $9.3 million (Cdn $9.5 million) (after commissions and fees) were used entirely to pay down debt on the December 2006 Credit Facility.
In July 2008, the Company entered into additional leases with a major financial institution to lease approximately $6.5 million in replacement school vehicles for the 2008-2009 school year. The term of these leases is six years at an implicit rate of 5.9%. Annual lease payments on these additional leases will approximate $1.1 million per year for the term of the leases.
On July 15, 2008, the Company purchased of all of the outstanding common stock of Elgie Bus Lines Limited (the “Elgie Acquisition”), located in London, Ontario. The aggregate purchase price of this acquisition was $14.4 million.

On September 4, 2008, the Company completed a second exchange offer (the “Second Exchange Offer”) under which the Company offered holders of Notes of STA ULC 0.76 Common Shares in exchange for each Cdn $3.847 principal amount of Notes. As a result of the Second Exchange Offer, 967,761 Common Shares were issued in exchange for Cdn $4.9 million in principal amount of Notes of STA ULC tendered in connection with the Second Exchange Offer.
During September 2008, the Company entered into a series of commodity transactions with a financial institution (the “Counterparty”) to reduce its exposure to fluctuations in market fuel prices. The commodity transactions utilize NYMEX New York Harbor Heating Oil (“Heating Oil”) as the hedge instrument. The Company hedged a notional amount of two million gallons of diesel fuel for the ten month period ending June 30, 2009. The series of commodity transactions included purchasing a call option for Heating Oil futures at $3.245 per gallon, the sale of a call option for Heating Oil futures at $3.745 per gallon and the sale of a put option for Heating Oil futures at $2.76 per gallon. The purchase and sale of the call options caps the exposure to increases in market prices with a maximum payment to the Company of $0.50 per gallon on the notional amount of the gallons hedged if the average settle price of the one month futures price for Heating Oil is above $3.745.
During October 2008, the Company entered into a second series of Heating Oil commodity transactions covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. The series of commodity transactions included purchasing a call option for Heating Oil futures at $2.85 per gallon, the sale of a call option for Heating Oil futures at $3.35 per gallon and the sale of a put option for Heating Oil futures at $2.35 per gallon. The purchase and sale of the call options caps the exposure to increase in market prices with a maximum payment to the Company of $0.50 per gallon on the notional amount of the gallons hedged if the average settle price of the one month futures price for Heating Oil is above $3.35. The Company paid $3.0 million to the Counterparty in connection with these two fuel hedges for the year ended June 30, 2009. The fair value of the fuel hedges that is included in other current liabilities is $0.4 million at June 30, 2009. These transactions have been entered into with a major Canadian bank as counterparty.
On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two common shares of STA Holdings available for issuance under the EIP by 1,446,291, which represented a 2.6% interest in STA Holdings on a fully diluted basis, and combined with the Class B Series Two shares outstanding at June 30, 2009 represented a 3.7% interest in STA Holdings on a fully-diluted basis. For more information regarding the EIP and the capital stock of STA Holdings please see the heading “STA Holdings” below.
On June 4, 2009, the Company issued 12,000,000 Common Shares pursuant to a bought deal for total gross cash proceeds of $37.9 million (Cdn $42.0 million). The net proceeds of $35.5 million (Cdn $39.4 million) (after commissions and fees) were used entirely to pay down debt on the credit agreement.
In July 2009, the Company entered into additional operating leases with two major financial institutions to lease approximately $11.4 million in replacement school vehicles for the 2009-2010 school year. The term of the leases is six years at an average implicit rate of 6.2%. Annual lease payments on these additional leases will approximate $1.8 million per year for the term of the leases.
At the close of business on July 31, 2009, the Issuer de-listed its IPS’s from the Toronto Stock Exchange (the “TSX”) and the Notes were listed on TSX and began trading on August 4, 2009.

In September 2009, the Company acquired the combined operations of Jordan Transportation, Inc. and related companies based in Butler, NJ (the “Jordan Acquisition”). The Jordan Acquisition added over 135 vehicles and two locations to the Company’s operations in New Jersey. The aggregate purchase price of this acquisition was $10.4 million.
On October 26, 2009, the Issuer issued $45 million principal amount of 7.5% convertible subordinated unsecured debentures due October 31, 2014 (the “7.5% Debentures”) pursuant to a bought deal. On November 10, 2009, the underwriters of the public offering of the 7.5% Debentures exercised an over-allotment option to purchase an additional $6,750,000 principal amount of 7.5% Debentures. See the heading The Issuer — Description of Common Shares and Share Capital of the Issuer — The Debentures below.
On December 21, 2009, STA ULC redeemed for cash all of the outstanding Notes originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. In accordance with the indenture governing the Notes, there was an automatic separation of IPSs upon the redemption of the Notes.
On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Issuer was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future grants under the EIP. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of the Class A common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have the annual option to “put” up to one third of the shares awarded each year back to the Company, commencing one year following the grant. All new share awards under the EIP will be in the form of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.
On March 18, 2010, the Company completed the acquisition of the Wilkerson Transportation Company, Inc. based in Morristown, NJ. The aggregate purchase price of this acquisition was $2.5 million.
On April 1, 2010, the Company completed the acquisition of Mid-City Transit Corp., based in Middletown, NY. The aggregate purchase price of this acquisition was $7.1 million.
Also in April, 2010, the Company completed the conversion of Regional School District 17 (“RSD 17”), which serves the towns of Haddam and Killingworth, CT, when RSD 17 voted unanimously to contract school transportation service with the Company. Under the agreement with RSD 17, the Issuer purchased RSD 17’s existing transportation fleet and placed a US$770,000 order for new buses.
On June 21, 2010 the Issuer issued $50 million principal amount of 6.75% convertible subordinated unsecured debentures due June 30, 2015 (the “6.75% Debentures”) pursuant to a bought deal. See the heading The Issuer — Description of Common Shares and Share Capital of the Issuer — The Debentures below.
On July 15, 2010, Student Transportation of Canada, an operating subsidiary of the Issuer, announced the acquisition of Leuschen Bros. Limited, (“Leuschen”) a school bus operator based in Sudbury, Ontario, adding approximately 300 vehicles from three new locations. The Issuer funded the acquisition through its credit facility.

In July and August, 2010, the Issuer finalized a new fleet leasing program for its fiscal 2011 year with three major financial institutions totalling $22.4 million for 363 vehicles at effective fixed rates in the range of 4.9% to 5.5% interest for 6 years.
DESCRIPTION OF THE BUSINESS
Business of the Issuer and the Company
STI currently holds a 99.2% interest in STA Holdings. The balance of the common shares is held by management through the EIP. The Issuer and STA Holdings do not have any ongoing business operations of their own. STA Holdings depends on the operations and assets of its wholly-owned subsidiary, STA Inc., for cash distributions. As the holder of 100% of the outstanding common shares of Parkview Transit, STI depends on STA Holdings and Parkview Transit for cash distributions to satisfy the interest obligations of the Debentures and to pay dividends on the Common Shares.
Business of the Company and Subsidiaries
Business Overview
Founded in 1997 by industry executive, Denis J. Gallagher, we are the third largest provider of school bus transportation services in North America, conducting operations through wholly owned operating subsidiaries. We have become a leading school bus transportation company, aggregating operations through the consolidation of existing providers, targeted bid-ins and conversion of in-house operations in a fragmented industry. Based on industry sources, educational institutions in North America spend approximately $23 billion annually on school bus transportation. We currently provide school bus transportation services in Ontario, Canada and the following U.S. states: California, Connecticut, Florida, Illinois, Maine, Minnesota, New Hampshire, New Jersey, New York, Pennsylvania, and Vermont.
Our services include home-to-school busing, special needs transportation and extracurricular and charter trips for school and other groups. Our primary service of transporting students to and from school (referred to as “home-to-school” busing) comprises approximately 88% of revenue. Included in home-to-school busing is the transportation of students with special needs, or special education transportation. Special education transportation typically requires the transportation of students to destinations outside their home district and usually is performed with smaller monitored vehicles. Extracurricular transportation typically accounts for 7% of revenue. We also provide charter services for athletic events, field trips, summer camp routes and other non-school related charter services and receive revenue associated with the oil and gas portfolio of assets acquired in connection with the acquisition of Canadex. These services and revenues account for approximately 5% of revenue. By successfully executing a business strategy that emphasizes safe, reliable, cost-efficient service we have experienced strong and consistent growth in revenue, margins, EBITDAR and EBITDA. Approximately 88% of our revenue is contracted with an average term of three to eight years. Our growth through strategic acquisitions, targeted bid-in and conversion opportunities and, more recently, management services contracts, has successfully leveraged management strength and created operating efficiencies.
School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company’s credit facility.
Our Competitive Strengths
We possess a number of competitive advantages that management believes will allow us to sustain our proven track record of profitability and expand our position as a leading provider of school bus transportation services in North America, including the following:
Stable and Diversified Contract Base. We currently operate over 161 contracts with a fleet of approximately 6,300 vehicles for school districts in Ontario, Canada and eleven U.S. states. As our largest contract represents approximately 5.6% of contract revenue, we do not face significant risks related to customer concentration, as management believes that the loss of a single contract would not have a significant impact on our performance. Additionally, we enjoy a stable and consistent revenue stream due, in part, to the fact that our contracts have an average term of three to eight years. Since the inception of the Company in 1997, we have renewed 434 of the approximately 461 contracts that have been up for renewal, including renewals for the 2010-2011 school year.
Focus on Rural and Suburban Markets. In contrast to our large, national competitors, we target school districts located in rural and suburban markets, which provides the following advantages:
•	Improved Contract Stability and Retention — Rural and suburban school districts are more likely than urban school districts to renegotiate and extend contracts with quality incumbent providers, rather than embark on a competitive re-bidding process. A re-bidding process may require extensive effort and expense for the school district. Incumbent providers who deliver a high level of service and have generally competitive pricing experience little or no significant contract attrition. In contrast, large school districts and districts in urban areas typically award contracts on the basis of the lowest bid price as opposed to lowest responsible bid, which considers qualitative factors. Additionally, large urban school districts usually employ multiple contractors for price advantages. As a result, rural and suburban contracts offer higher margins and greater stability for contract renewals and extensions.

•	Reduced Competition — We encounter national competitors less frequently in rural and suburban markets than we would if we operated in urban markets. Our national competitors are focused primarily on large, urban markets, with the objective of implementing homogeneous operations. Our local competitors often lack the financial resources to meet increasingly stringent contract requirements. Specifically, management believes that these smaller competitors often lack resources to meet customers’ growing needs and increased government regulations. In contrast, we are large, growing, consistently profitable and, unlike our smaller competitors, leverage our size and infrastructure to provide service to our customers at a profit. We intend to continue to use our significant market presence to our advantage in further penetrating our target markets. Our emphasis on local markets, combined with our national operating efficiencies, allows us to enjoy significant competitive advantages.

•	Lower Operating Costs — Rural and suburban markets possess several attributes that allow us to operate at a low comparable cost relative to urban markets, including the following: (i) driver wage components are up to 50% lower than in urban markets and there is generally less driver turnover and absenteeism; (ii) the risk of unionization of employees is lower; (iii) facilities are easier to obtain and facility costs are substantially lower; (iv) maintenance costs are significantly lower, due to less wear and tear on the vehicles on rural and suburban routes; and (v) vehicle and workers’ compensation insurance premiums are less expensive in these markets.

•	Increased Safety — Driving conditions in rural and suburban markets are generally safer, resulting in fewer accidents. Furthermore, less driver turnover and absenteeism results in fewer accidents. Management believes that these factors have contributed to our strong safety record.
Proven Acquisition, Bid and Conversion Experience. In order to grow in the consolidating private student transportation industry, a company must have the ability to identify and acquire targets and successfully integrate the acquired target into its operations. We have proven acquisition experience, successfully acquiring 37 school bus contractors since our inception in 1997. Moreover, upon acquiring these targets, we have been able to create incremental value through the operating leverage in our current infrastructure. Similarly, we have the proven ability to successfully win contracts in a competitive bidding process and identify school districts whose boards would be willing to convert their school bus transportation services to private operators and work with these districts throughout the conversion process. Since being founded in 1997, we have successfully won 58 new school district contracts and completed ten school district conversions (from public to private provision of school bus services).
Focus on Long-Term Partnerships with Customers. We have a clear understanding of the issues facing school districts and are extremely effective at designing customized solutions for each district’s transportation needs. Our representatives meet with district officials to educate them about the advantages of outsourcing. Following an acquisition or conversion of a school district’s transportation program, we often hire the current bus drivers and district staff, maintaining consistency for the children and emphasizing the partnership with the school district. We work closely with each of our customers to optimize routing and bell times to achieve daily operating efficiencies. In addition, we assist our customers in maximizing reimbursement from governmental entities for their transportation programs.
Experienced Management. Led by Denis Gallagher, our chairman and chief executive officer, our management team has extensive experience, with an average of approximately 25 years experience and over 200 years of collective experience in the student and passenger transportation industry. Moreover, many of the members of senior management worked together in the student transportation operations of Laidlaw during the period from 1980 to 1996. Our senior management team has proven itself by successfully growing our business since inception through the implementation of a disciplined acquisition, bid and conversion program. At the regional level, our operations are managed by seasoned industry executives and/or former owners who have extensive experience and knowledge of the school districts and competitors in their region.
Business and Growth Strategies
Our primary strategic objective is to increase cash flow and profitability by (i) growing organically, (ii) leveraging our operating and financial infrastructure within our regional platforms through acquisitions, bid awards and conversions, including management services contracts and (iii) expanding into new geographic markets.
Grow Organically. Organic growth from our existing contracts is driven primarily by inflation related escalators built into our contracts and increased enrolment in schools. The U.S. Department of Education’s National Center For Education Statistics projects that public school enrolments in the United States will increase by just over 6% by the 2019-20 school year, while enrolments in the western United States are projected to increase by just over 12% by the 2019-20 school year and enrolments in the southern United States are projected to increase by almost 13% by the 2019-20 school year. We have monitored, and will continue to monitor, school enrolment trends in order to ensure that our operations are in a position to benefit from emerging trends. As an example, our west coast regional operations are well positioned to take advantage of the expected above average increase of the population in the western United States.

Leverage our Infrastructure within our Regional Platforms. We establish platform companies in targeted markets, usually via acquisitions or substantial bid awards, and create regional density by executing our “Acquisition-Bid-Conversion” strategy through the addition of “tuck-in” acquisitions, bid awards and conversions. This strategy enables us to enjoy the benefits of financial and operating leverage, as a larger contracted revenue base is achieved without a corresponding rise in fixed costs. This emphasis on regional density, combined with our national scope, creates greater economies of scale in the areas of finance, purchasing and marketing through the integration of these businesses and contracts. Since being founded in 1997, we have acquired and integrated 37 school bus contractors, won 58 new school district contracts and completed ten school district conversions (from public to private provision of school bus services) as illustrated in the chart below:
Subsequent to June 30, 2010 we have secured three new bid contracts (not included in the 161 contracts noted above), closed the Leuschen acquisition in Ontario, and have been awarded additional revenue routes associated with existing contracts. In addition, we did not renew three contracts for the 2011 fiscal year (included in the 161 contracts noted above) and were not awarded select revenue routes through the competitive bidding process associated with existing contracts, primarily in the Ontario and New Jersey markets. On a net basis, we did not renew approximately 95 contracted vehicles in the Ontario operations out of approximately 1,200 vehicles prior to the Leuschen acquisition. We added approximately 300 vehicles with the Leuschen acquisition and will look to add additional vehicles after the start of the school year, both in Ontario and the United States markets in which we currently operate, when historically there has been a demand for extra vehicles from the school district customers.
Acquisitions. The fragmentation of the school bus market provides us with significant consolidation opportunities. Specifically, an estimated 4,000 private contractors account for approximately 30% of the industry’s revenues. Accordingly, there exists an opportunity to acquire and consolidate many of these private operators, as they lack the financial resources needed to meet increasingly stringent contract requirements and are unable to compete with the economies of scale of national providers such as ourselves. We execute our acquisition program by acquiring regional platform companies that are capable of operating effectively on a decentralized basis. These platforms utilize local management teams that are familiar with the market to begin to build our regional presence. We create regional density when these platform companies are supplemented with “tuck-in” acquisitions. As a result, we are able to grow our regional platforms, realize operating synergies and improve profit margins. Our key acquisition criteria are geographic market, strength of management, quality of contracts and customer relationships and profitability.

Bids. Bidding activities are directed toward school districts that have chosen to solicit bids from private operators for their school bus transportation contracts. These contracts are primarily awarded by school districts based on a public bidding process or Request for Proposal, on the basis of the lowest “responsible” bid. Lowest responsible bids enable school districts to consider factors other than price in awarding a bid, such as safety records and initiatives, driver training programs, community involvement and quality of service.
Our experience has been that these bid-in contract awards are substantially accretive to earnings. In particular, the ability to leverage our existing operating and management infrastructure is a key variable when bidding for contracts. New contracts provide incremental revenue spread over a largely fixed regional cost base, as the new contracts share existing hub facilities, maintenance and management personnel. We have successfully won 58 bids since inception by emphasizing our qualitative advantages and leveraging our cost efficiencies within the regional platform.
Conversions. We target school district-owned and managed fleets for conversion. It is estimated that school districts operate approximately 70% of the approximately 500,000 school buses in North America. Capital expenditures related to growing fleet sizes and year-round school and safety regulations, coupled with rising costs associated with fleet management and driver unionization, create fiscal constraints for school districts. Management believes that many private operators such as ourselves have demonstrated the ability to operate at a savings compared to district operators. As a result, some school districts are pursuing a strategy of conversion. Our conversion program operates similarly to our bid-in program, as we focus on privatizing school districts in regions contiguous to our existing operations. Conversions also take advantage of operating and financial benefits by sharing fixed costs and, as a result, are accretive to earnings. We have been successful in completing ten conversion opportunities since inception.
One distinctive feature of conversions is that they can be structured as management contracts under which the contractor manages the transportation for the school district and the district continues to own the school bus fleet and facilities. School districts sometimes elect a management contract approach in order to maintain a degree of control through the ownership of the fleet and facilities. In addition, we have entered into operating lease agreements to lease replacement school vehicles for the 2006 — 2007, 2007 — 2008, 2008 — 2009, 2009-2010 and 2010-2011 school years. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) resulting in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 11% of our fleet. We intend to review leasing alternatives on an annual basis based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing such vehicles due to the low cost of financing, it effectively accelerates expense recognition through lease payments over the six year lease term compared to depreciation of purchased vehicles which would be depreciated based on usage over a period approximating 11 years to 12 years.

The following table is a summary of our revenue under existing contracts by type:
Expand into New Markets. Management believes that we are well positioned to take advantage of considerable expansion opportunities in new markets. Although we have historically focused on school districts that understand the benefits of outsourcing, a majority of school districts in the United States continue to manage student transportation internally. We continue to believe that large portions of the southeast and the southwest regions of the United States represent significant opportunity for conversion, as outsourcing currently represents less than 20% of the student transportation market in those regions.
Recent Acquisitions and Contracts
We recently completed the following acquisitions and were awarded the following contracts for the 2010 — 2011 school year:
•	On March 18, 2010, the Issuer announced the completion of the acquisition of the Wilkerson Transportation Company, Inc. based in Morristown, NJ. The aggregate purchase price of this acquisition was $2.5 million.

•	On April 1, 2010, the Issuer announced the completion of the acquisition of Mid-City Transit Corp., based in Middletown, NY. The aggregate purchase price of this acquisition was $7.1 million.

•	Also in April, 2010, Regional School District 17 (“RSD 17”), which serves the towns of Haddam and Killingworth, CT, voted unanimously to contract school transportation service with the Issuer. Under the agreement with RSD 17, the Issuer purchased RSD 17’s existing transportation fleet and placed a US$770,000 order for new buses.

•	In the second half of fiscal year 2010, the Issuer was awarded two contracts in Pennsylvania to provide school transportation services to Carlyton School District and the Wyoming Valley West School District and one contract in Illinois to provide school transportation services to the Evanston-Skokie School District # 65.

•	The Issuer did not renew three contracts (one each in California, Pennsylvania and Illinois) for the 2011 fiscal year. Combined, these contracts generated approximately $3.9 million in revenue for the

2010 fiscal year. In addition, the Issuer did not renew approximately $8.0 million to $10.0 million in revenue in connection with the non renewal of net revenue routes through the competitive bidding process associated with existing contracts.

•	On July 15, 2010, Student Transportation of Canada (“STC”), an operating subsidiary of the Issuer, announced the acquisition of Leuschen, a school bus operator based in Sudbury, Ontario. The Leuschen acquisition adds approximately 300 vehicles to STC’s operations in Ontario and is expected to generate annualized revenues of approximately $15.3 million. The Issuer funded the acquisition through its credit facility.
Customers and Contracts
We currently operate over 161 contracts with a fleet of approximately 6,300 vehicles as at June 30, 2010 for school districts in Ontario, Canada and eleven US states. Our contracts have an average term of three to eight years, with payments generally made as services are provided from September through June. Compensation under school bus transportation contracts is generally based on a daily rate per vehicle. Contracts generally provide for an annual escalator clause for inflation based on the consumer price index and often provide for additional protection for fuel increases. Specifically, approximately 60% of our contracts include some form of protection against fuel increases, including through reimbursement by the school district. The majority of the contracts (representing approximately 90% of the fleet) reflect Company ownership of the vehicles.
As our average contract accounts for 1% of contract revenue and our largest contract represents approximately 5.6% of contract revenue, management believes that the loss of a single contract would not have a material impact on our performance. Since our inception in 1997, we have renewed 434 of the approximately 461 contracts that have been up for renewal over that period, including renewals for the 2010-2011 school year. One factor contributing to this high level of retention is that in rural and suburban areas, being the markets in which we operate, school districts tend to extend existing contracts rather than solicit bids from potential replacement contractors, unless applicable law requires otherwise or the school district is dissatisfied with the service of its current school bus transportation contractor. Some districts believe that replacing an existing contractor through a bidding process can result in higher prices than contract extensions due to the significant fleet investment and start-up costs that a replacement contractor requires.
Management attributes our successful contract renewal rate to the following:
•	management’s experience in the student transportation industry;

•	our reputation for passenger safety and providing efficient, on-time service;

•	the preference of school districts, and particularly those in the rural and suburban markets in which we operate, to maintain continuity of service;

•	our success in operating as a local company, including maintaining the local brand, participating in local school programs and emphasizing our commitment to the local community;

•	proactively renegotiating and extending existing contracts before maturity; and

•	operating in states where regulations allow contracts to be extended without mandatory public bids.

Operations
Our operating strategy is to conduct business on a decentralized basis through regional platform operations, as well as to leverage our operating, management and financial infrastructure to create efficiencies. Management has been able to enhance the value of our regional platforms by implementing operating efficiencies in such areas as driver recruitment and training, fleet management, facilities management and vehicle maintenance. As well, we have utilized our national economies of scale for purchasing benefits in fleet procurement, vehicle parts, insurance and safety programs.
We currently operate 92 terminal locations, seven of which are owned, organized into seven regional divisions: New England (Connecticut, Maine, New Hampshire and Vermont), New Jersey/New York, Pennsylvania, Midwest (Illinois and Minnesota), Florida, West Coast (California) and Ontario, Canada. These regional platforms have been established in states that are favourable to private contracting of school transportation. Regions are led by regional operating officers, who have overall responsibility for growth and operational performance. The structure enables us to add contracts with minimal increases to our overhead, taking advantage of the inherent operating leverage.
Our corporate office in Wall, New Jersey, provides national support to the regions through the consolidation of the accounts payable, treasury and finance functions, and coordination of the legal, insurance, fleet procurement, administration and human resources functions. The senior management team sets our overall strategic direction and leads the execution of our business strategy. The senior management team reviews and approves each of the financial models developed for potential acquisitions, bids and conversions and is directly involved in the negotiation and execution of all acquisitions, bids and conversions. In addition, the senior management team reviews and approves each of the regional divisions’ annual operating plans.
Sales and Marketing
All three levels of our management, including senior management, regional operating vice presidents and local terminal managers, execute sales and marketing functions. The senior and regional management team consists of industry veterans with an average tenure of 25 years in the school bus transportation industry. The local terminal managers have a deep knowledge of their respective markets and continuously search for potential bid and conversion opportunities. Our senior management team evaluates over 100 acquisitions, bid and conversion opportunities each year, and includes our vice president of business development who, working together with our local management, continuously identifies and explores potential acquisition, bid and conversion targets. Once we complete an acquisition, bid award or conversion, the sales and marketing process then focuses on customer service execution. The regional vice presidents, regional management teams and local terminal managers and employees are all responsible for customer service execution, which is intended to enhance our reputation for quality service and increase the likelihood of contract renewal.
Vehicle Fleet
We operate a fleet approximately 6,300 school buses, vans and other vehicles as at June 30, 2010. Buses range in size from 9 to 84 passengers, and have an average cost of $59,500. We purchase our buses from quality suppliers such as Navistar International Corp., Freightliner/Thomas Built Buses, Ford Motor Company, and Blue Bird Corporation. Management believes that the Company’s savings approximate 10%-15% on vehicle purchases compared to smaller operators, due to a higher volume of annual purchase activity and that our fleet purchasing power is comparable to other national operators.
Our fleet is properly maintained, resulting in lower annual maintenance expenses and reduced capital expenditures. The average age of vehicles in our fleet at June 30, 2010 was 6.0 years. Additionally, our vehicles are subject to inspection by government authorities that ensure our buses comply with the applicable regulations.
Our regional operating density allows us to efficiently deploy our fleet of vehicles, which increases asset utilization and reduces annual vehicle maintenance capital expenditures. We manage our fleet at the regional operating level and are capable of moving equipment within a given region, based on varying contracted vehicle age requirements. We estimate that we save nearly $1.0 million per year in annual maintenance capital expenditures by re-deploying our bus fleet.
We continue to focus on our managed and leased fleet. As of our most recent fiscal year-end, leased and managed vehicles represented approximately 11% of revenue vehicles. Managed services contracts and leased vehicles require lower up-front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet), resulting in lower annual depreciation expense on an ongoing basis. Conversions usually drive an increase in managed business, as school districts opt for outsourced providers while maintaining ownership of their bus fleet. We have entered into operating lease agreements to lease replacement school vehicles for the 2006 — 2007, 2007 — 2008, 2008 — 2009, 2009-2010 and 2010-2011 school years. We intend to review leasing alternatives on an annual basis, based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing due to the low cost of financing, it effectively accelerates expense recognition through lease payments over the 6 year lease term, as compared to purchased vehicles, which would be depreciated based on usage over a period approximating 11 years to 12 years.
Fleet Maintenance Expense
Maintenance of the bus fleet is a critical factor in maximizing service and minimizing the high cost of repairs. In fiscal 2010, we spent approximately $24.5 million on operating expenses, including wages, or an average of approximately $4,000 per vehicle. These operating expenses are distinct from maintenance capital expenditures, which refer to those expenditures that are required to upgrade existing infrastructure, including the replacement of school buses and vans.
We have a comprehensive preventive maintenance program for our equipment to minimize equipment downtime and prolong equipment life. Programs implemented by us include standard maintenance, regular safety checks, lubrication, wheel alignment and oil and filter changes, all of which are performed on a regularly scheduled basis. Approximately 99% of our fleet is maintained by our trained technicians at 91 of our 92 terminal locations. The remaining buses are maintained by local truck service contractors who adhere to strict state, provincial and federal regulations as well as our standards.
Bus Drivers
The ability to recruit, hire and retain drivers is critical. Drivers generally work less than 1,000 hours a year and generally earn wages of between $9.70 and $23.00 per hour, depending on seniority and local wage competition. We believe that we provide competitive driver compensation, as evidenced by what we believe to be a relatively low attrition rate of our drivers. In addition, we generate opportunities for drivers to earn supplemental wages by providing charter or extracurricular assignments. We target homemakers with children in the school system and early retirees as ideal driver candidates. We require our drivers to complete a comprehensive training process to fully satisfy or exceed federal and state regulatory requirements, as well as local contract requirements.
Routing
We typically work with school districts to develop the most effective routing plan and to coordinate bell times at the schools. Most of our locations use routing/mapping tools commonly available on the internet when necessary. While we do not utilize our own mapping software, our professionals will work with a customer’s routing software when requested.
Insurance and Bonding
The Company maintains various forms of liability insurance against claims for bodily injury or property damage. In the U.S., such insurance consists primarily of: (i) automobile and general liability insurance with a primary limit of $5 million per occurrence, subject to a $250,000 deductible per occurrence; (ii) automobile and general liability excess insurance with an aggregate of $50 million; (iii) statutory workers’ compensation and employers’ liability insurance, subject to a $250,000 deductible per occurrence; and (iv) all risk property damage insurance (excluding automobiles) covering replacement value and/or building contents as required by lease terms, subject to a $5,000 deductible per occurrence. In addition, the Company insures its fleet at full current book (depreciated) value for automobile physical damage, with a sublimit of $2.0 million per occurrence, subject to a $5,000 deductible per vehicle.
In Canada, the Company maintains property insurance on a replacement cost basis, subject to a Cdn $1,000 deductible. Auto liability and commercial general liability coverage each have primary limits of Cdn $10 million, with a shared excess limit of Cdn $10 million. Auto physical damage coverage is based on stated (book) value, subject to a Cdn $1,000 deductible.
In addition to property/casualty insurance programs, the Company maintains coverage for executive risks such as Directors and Officers Liability with an aggregate limit of liability of $25 million and Employment Practices Liability with limits and coverage terms commensurate with its exposures in these areas. In certain circumstances, the Company maintains current levels of insurance coverage of acquired companies for a transition period before rolling up the acquisition exposures into the Company programs described above. Certain of our customer contracts contain protections against increases in our insurance costs.
Approximately 21.4% of our revenue is associated with contracts that contain performance or surety bond requirements. These bonds are written by certified surety underwriters with whom we have longstanding relationships. For the 2009-2010 school year, our outstanding performance bonds aggregated $56.0 million, at an annual cost of approximately $0.4 million.
Safety
We have an excellent safety record. We are subject to Occupational Safety and Health Administration regulations and have had no material citations or violations. Also, state authorities conduct both scheduled and random inspections of our fleet to ensure that we comply with applicable regulations. We believe that we are in material compliance with all current United States and Canadian federal, state and provincial safety laws and regulations. Management has developed a corporate culture focused on passenger safety and service. In support of this commitment, we employ more than 135 certified regulated school bus safety instructors who are responsible for the implementation of safety and training programs. Management believes that our emphasis on passenger safety and service is a major contributor to our success in winning new contracts.
Management Information Systems
Management believes that our databases, systems and competency in regular and accurate financial reporting amount to a strong competitive advantage. Our enterprise applications and data are available to our employees on demand from a secure data center which can be accessed from remote locations over a secure connection. Vehicles and other assets are tracked using our Fixed Asset System (FAS). Our core accounting software package and FAS are hosted and supported by a third party provider.

On a case-by-case basis, we install routing trip management software packages in terminal locations as needed or as required by customers. Given our focus on smaller rural and suburban markets, most locations have determined that routing and mapping tools commonly available on the internet are adequate.
We have stand-alone engine diagnostic systems in place in most of our locations, which can be used by maintenance personnel to efficiently diagnose vehicle system problems. These systems allow us to utilize our maintenance personnel more efficiently and take advantage of the computerized systems in our vehicles.
Competitive Environment
Generally, the school bus transportation industry awards contracts through a public bidding process, which is often based on the concept of lowest responsible bid. Specifically, in selecting a bid, the school district will consider a variety of factors in addition to cost, including reputation of the bidder, its safety record and quality of service. As we operate primarily in rural and suburban markets, we generally compete with smaller regional companies.
FirstGroup and National Express are the national industry consolidators and have acquired many of the largest private school bus transportation providers over the last decade. Their strategy has been to purchase competitors in various markets, with the elimination of local branding in favour of the national brand already established. This strategy has resulted in a high concentration of their business in urban markets. As a result of the high concentration in urban markets, companies operating in these markets generally experience a higher degree of competitive pricing than those operating in rural and suburban markets. The following chart lists the top ten providers of school bus transportation services in the United States:
TOP TRANSPORTATION CONTRACTORS OF 2010

Rank	Company	Fleet Size(1)	Headquartered
1	First Student Inc. (First Group plc)	60,000	Cincinnati, OH
2	National Express Group plc	16,476	Chicago, IL
3	Student Transportation of America	6,820	Wall, NJ
4	Atlantic Express Transportation Group	6,084	Staten Island, NY
5	Petermann Ltd.	2,802	Cincinnati, OH
6	Illinois Central School Bus Company.	2,300	Channahon, IL
7	Cook-Illinois Corp.	2,240	Oak Forest, IL
8	George Krapf Jr. & Sons Inc.	1,185	West Chester, PA
9	WE Transport	1,145	Plainview, NY
10	Lamers Bus Lines Inc.	1,103	Green Bay, WI
	Total Top 10	100,155
11-50	Total of Next 40 Operators	17,472
	Total Private Industry	150,000(2)

Note:

(1)	Source: School Bus Fleet Magazine

(2)	Based on an industry total of 500,000 school buses and a 30% market share of the estimated 4,000 private operators.

Source:	2010 School Transportation New Buyer’s Guide.

Capital Expenditures
Our capital expenditures can be categorized into two types: (i) maintenance and (ii) growth or earnings enhancing. Over the last several years we have financed our replacement capital expenditures with borrowings on the Company’s credit facility for the outright purchase of vehicles and through operating lease financing arrangements.
Over the last three years we have deployed fleet and incurred non-vehicle capital expenditures with a gross value of $19.3 million, $12.9 million and $10.2 million for the 2010, 2009 and 2008 fiscal years, respectively. These leases have six year terms with fixed rates of interest and residual values in the 16% to 30% range. Utilizing operating lease financing for a portion of replacement capital expenditures provides an alternative source of financing at attractive rates for the Company, while also allowing us to maintain borrowing availability under the credit agreement for financing future additional growth opportunities. We intend to review leasing alternatives on an annual basis, based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing due to the low cost of financing, it effectively accelerates expense recognition through lease payments over the 6 year lease term, as compared to purchased vehicles, which would be depreciated based on usage over a period approximating 11 years to 12 years.
Over the last three years we have purchased fleet and incurred associated non-vehicle capital expenditures related to growth opportunities of $26.8 million, $30.4 million and $23.3 million for the 2010, 2009 and 2008 fiscal years, respectively. These growth expenditures were financed though borrowings on our credit agreement at the time of expenditure.
The table below sets out our historical and average maintenance and growth capital expenditures purchased for the past three years (in millions of dollars), and the value of the maintenance capital expenditures we have leased over the same time period.

	2010	2009	2008	Average
Maintenance Capital Expenditures	$7.9	$6.4	$5.0	$6.4
Growth Capital Expenditures	26.8	30.4	23.3	26.8
Total Capital Expenditures	34.7	36.8	28.3	33.3
Maintenance Capital Expenditures — Leased	11.4	6.5	5.2	7.7
In fiscal 2010, maintenance and growth capital expenditures include $0.5 million and $1.3 million, respectively, in investments in existing and new wells in connection with the oil and gas assets.
Maintenance Capital Expenditures
Maintenance capital expenditures include those required to maintain and upgrade existing infrastructure, including the replacement of school buses and vans.
Growth Capital Expenditures
Growth capital expenditures are those related to new bids and/or new revenue routes, the purchase of new equipment and the expansion of existing infrastructure (i.e., expansion of existing building facilities and/or addition of new facilities and other capital improvements). Growth capital expenditures are intended to increase productivity and cash flows, enhance margins and/or increase capacity.

Currency Hedging Policy
We are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because distributions from the Company are in U.S. dollars and the distributions that the Company makes to STI are paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, we entered into 72 monthly forward foreign exchange contracts (the “Forward Contracts”) under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars. At June 30, 2010, the Company had the following outstanding contracts relating to dividend and interest payments:

		US$ to be	Cdn$ to be
		delivered (in	received (in	Cdn$ per US$
Contract Dates	Number of Contracts	millions)	millions)	(weighted average)
July 2010-June 2011	24	19.0	21.9	1.1497
July 2011-June 2012	24	19.5	21.9	1.1206
July 2012-June 2013	24	20.5	21.9	1.0676

	72	59.0	65.7

Based on the 72 Forward Contracts, we have hedged approximately 66% of currently anticipated dividends and anticipated interest expense on the Debentures for the next three years. We intend to fund the remaining amount of currently anticipated dividends and anticipated interest expense on the Debentures with cash flows from the Company’s Canadian operations, as we continue our strategy to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada. Starting with the full year of fiscal 2011, Canadian dollar cash flows on an annualized basis cover approximately 35% of currently anticipated dividends and anticipated interest expense on the Debentures on an annual basis (see The Issuer — Dividend Policy and The Issuer — Description of Common Shares and Share Capital of the Issuer — The Debentures).
The Company was not required to deposit any collateral with regards to the forward contracts and/or the Collar Contracts. We review our hedging policy on an ongoing basis.
Employees
As at June 30, 2010 we had approximately 7,400 employees, most of whom are employed on a part-time basis. Of these employees, approximately 6,800 are drivers and monitors, approximately 500 are employed in operations, maintenance and safety training and approximately 100 are employed in administration. Approximately 16% of the workforce is represented by labour unions. Management believes that the workforce is relatively stable and considers our employee relations to be excellent.
Facilities
In total, we operate 92 terminal locations, seven of which are owned. The typical school bus terminal consists of parking spaces for buses, additional space for driver parking, several maintenance bays, a small office and dispatch area and a driver training and rest area. The leased properties range in lease length from month-to-month to thirteen years and contain various renewal options. We generally tie our lease terms to the length of the primary local revenue contract, with our leases currently set to expire at various times through 2018. Fourteen of the terminals are located on school district properties under the terms of our contracts with those customers. In addition, we lease seventeen parking-only sites and five office locations. Rental expenses were $7.2 million for the twelve months ended June 30, 2010.

Environmental
Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including requirements relating to air emissions, storage and handling of chemicals and hazardous substances, vehicle fuelling and maintenance, wastewater and storm water discharge, ownership and operation of Underground Storage Tanks (“USTs”) and cleanup of contaminated soil and groundwater. We have taken into account the requirements of such environmental laws in the improvement, expansion and start-up of our facilities. We typically conduct Phase 1 environmental assessments of most terminals prior to occupying them. USTs are located and operated at twelve of our properties. Under applicable environmental laws, we could be potentially responsible for cleanup of contamination at owned or leased facilities caused by our operation or, potentially, by the past operations of others. Although we do not expect significant environmental liabilities or compliance or cleanup obligations, there can be no assurance that such liabilities and/or obligations will not increase in the future or have a material adverse effect on operations at such facilities.
Regulatory Environment
We are subject to a wide variety of federal, state, provincial and municipal laws in the U.S. and Canada concerning vehicle standards, equipment maintenance, the qualification, training and testing of employees and the qualification and maintenance of operating facilities.
In the U.S., our vehicles are subject to federal motor vehicle safety standards established by the National Highway Traffic Safety Administration (“NHTSA”), a division of the U.S. Department of Transportation pursuant to the National Traffic and Motor Vehicle Safety Act (1966). Specific standards are promulgated by the NHTSA with regard to school buses pursuant to the School Bus Safety Amendments passed in 1974. Our vehicles are also subject to the laws and regulations of each state in which we operate, which are often more stringent than applicable federal requirements.
The Commercial Motor Vehicle Safety Act of 1986 requires drivers of commercial vehicles, including school buses, to obtain a Commercial Drivers License. Many states have additional licensing requirements for subclasses of drivers such as school bus drivers. Under regulations enacted at the state and/or local levels, our school bus drivers are required to complete certain minimum basic training and follow-up refresher classes annually. Pursuant to regulations promulgated by the U.S. Department of Transportation under the Drug Free Workplace Act of 1988, our drivers are required to undergo pre-employment drug and alcohol testing and we are required to conduct random testing for drug and/or alcohol abuse. Similar drug and alcohol abuse testing is also required under various state laws. As well, we conduct criminal background checks on all of our drivers. The Surface Transportation Board governs interstate movements of school buses and the Federal Highway Administration regulates the licensing of all school bus carriers conducting interstate commerce. Certain states require contractors to obtain operating permits to carry on intra-state business.
In Canada, our operations in Ontario are subject to provincial motor vehicle safety, licensing and driver operation standards established by the Ontario Ministry of Transportation under the Highway Traffic Act and the Provincial Offences Act. Ontario law also requires bus companies which provide charter trips to obtain a Public Vehicle Operating Licence from the Ontario Highway Transport Board, under the Public Vehicles Act. Our Ontario operations are also subject to workplace safety laws including the Workplace Safety and Insurance Act and the Occupational Health and Safety Act.
Oil and Gas Portfolio
In connection with the acquisition of Canadex on January 18, 2008, the Company acquired an energy portfolio which includes non-operating interests in oil and gas properties which are jointly owned with others. Earnings of the acquired energy portfolio are included in the Company’s results of operations from the acquisition date. The Company uses the full-cost method of accounting to determine the capitalized cost, whereby all direct expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments and completion costs as well as re-completion costs on both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes. The Company has not capitalized any of its own administrative or interest costs and accounts for these costs as expenses during the year. The oil and gas portfolio is a non-core operation that represents approximately 2% of the Company’s overall revenues. While the oil and gas portfolio represents only 2% of the Company’s overall revenues, the cash generated by the oil and gas portfolio provides the Company with an economic hedge against market price exposure of fuel used in the school bus transportation operations.
THE ISSUER
Description of Common Shares and Share Capital of the Issuer
Share Capital of STI
The authorized share capital of STI consists of an unlimited number of common and preferred shares. As at June 30, 2010, no preferred shares and 55,650,400 Common Shares were issued and outstanding. See “The Issuer — Description of Common Shares”.
Holders of Common Shares of STI are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STI, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities. The Common Shares are not redeemable or convertible.
The Debentures
On October 26, 2009, pursuant to a bought deal, the Issuer issued $45 million principal amount of 7.5% convertible subordinated unsecured debentures due October 31, 2014. The 7.5% Debentures pay interest semi-annually in arrears on October 31 and April 30 of each year commencing on April 30, 2010. Each $1,000 principal amount of 7.5% Debentures is convertible into Common Shares at the option of the holder of the Debenture into 194.1748 Common Shares, representing a conversion price of $5.15. The 7.5% Debentures will not be redeemable on or before October 31, 2012. On and after November 1, 2012 but prior to the maturity date, the 7.5% Debentures will be redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the redemption date, provided that the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. The terms of the 7.5% Debentures are set forth in a trust indenture dated as of October 26, 2010. The net proceeds of $43.2 million (after commissions and fees) were used to fund the redemption of the Notes. On November 10, 2009, the underwriters of the public offering of the 7.5% Debentures exercised an over-allotment option to purchase an additional $6,750,000 principal amount of 7.5% Debentures. For a complete description of the terms of the 7.5% Debentures, see the trust indenture dated October 26, 2010 between the Issuer and Computershare Trust Company of Canada, a copy of which can be obtained at www.sedar.com.

On June 21, 2010, pursuant to a bought deal, the Issuer issued $50 million principal amount of 6.75% convertible subordinated unsecured debentures due June 30, 2015. The 6.75% Debentures pay interest semi-annually in arrears on June 30 and December 31 of each year commencing on December 31, 2010. Each $1,000 principal amount of 6.75% Debentures is convertible into Common Shares at the option of the holder of the Debentures into 137.9310 Common Shares, representing a conversion price of $7.25. The 6.75% Debentures will not be redeemable on or before June 30, 2013. On and after July 1, 2013 but prior to the maturity date, the 6.75% Debentures will be redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the redemption date, provided that the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. The terms of the 6.75% Debentures are set forth in a trust indenture dated as of June 21, 2010. The net proceeds of $48 million (after commissions and fees) were used to repay indebtedness under the Issuer’s credit facilities and for general corporate purposes. For a complete description of the terms of the 6.75% Debentures, see the trust indenture dated June 21, 2010 between the Issuer and Computershare Trust Company of Canada, a copy of which can be obtained at www.sedar.com.
The 7.5% Debentures and the 6.75% Debentures are collectively referred to herein as the “Debentures”.
Book-Entry Settlement and Clearance
CDS acts as securities depository for the Common Shares and the Debentures. The Common Shares and the Debentures are represented by one or more global certificates. The global certificates are issued as fully registered in book-entry only form in the name of CDS or its nominee, CDS & Co. The ownership interest of each actual purchaser of the applicable security, referred to as a “beneficial owner”, is to be recorded on the participant’s records. Beneficial owners will not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.
All interests in the Common Shares and the Debentures are subject to the operations and procedures of CDS. The following is a summary of those operations and is provided by the Issuer solely for convenience. The operations and procedures of each settlement system may be changed at any time. The Issuer is not responsible for those operations and procedures.
To facilitate subsequent transfers, all Common Shares and Debentures deposited by direct CDS participants are registered in the name of CDS. The deposit of Common Shares or Debentures with CDS and their registration in the name of CDS effect no change in beneficial ownership. CDS has no knowledge of the actual beneficial owners of the Common Shares and Debentures. CDS’s records reflect only the identity of the direct CDS participants to whose accounts such Common Shares and Debentures are credited, which may or may not be the beneficial owners. The CDS participants will remain responsible for keeping account of their holdings on behalf of their customers.
Transfers of ownership interests in the Common Shares and Debentures are effected by entries made on the books of the CDS participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Common Shares or Debentures except in the event that use of the book-entry only system for the Common Shares and Debentures is discontinued.
Cross market transfers between CDS participants, on the one hand, and the Depositary Trust Company (“DTC”) participants, on the other hand, will be effected within CDS through DTC. To deliver or receive an interest in Common Shares or Debentures held in a DTC account, an investor must send transfer instructions to DTC under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, DTC will send instructions to its CDS depositary to take action to effect final settlement by delivering or receiving interests in the Common Shares or Debentures in CDS and making or receiving payment under normal procedures for same-day funds settlement applicable to CDS. DTC participants may not deliver instructions directly to the CDS depositary that is acting for DTC.
Conveyance of notices and other communications by CDS to direct participants, by direct participants to indirect CDS participants, and by CDS participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
CDS will not consent or vote with respect to the Common Shares. Under its usual procedures, CDS would mail an omnibus proxy to the Issuer as soon as possible after the record date. The omnibus proxy assigns CDS’s consent or voting rights to those direct participants to whose accounts the Common Shares are credited on the record date (identified in a listing attached to the Omnibus Proxy).
STI will make any and all payments on the Common Shares and Debentures to CDS. CDS’s practice is to credit direct CDS participants’ accounts on the payment date in accordance with their respective holdings shown on CDS’s records unless CDS has reason to believe that it will not receive payment on the payment date. Payments by CDS participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participant and not of CDS or STI, subject to any statutory or regulatory requirements as may be in effect from time to time.
STI will be responsible for the payment of all amounts in respect of the Common Shares to CDS and all amounts due in respect of principal and interest on the Debentures to the indenture trustee to enable the indenture trustee to forward or cause to be forwarded such funds to CDS. CDS will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.
CDS may discontinue providing its service as securities depositary with respect to the Common Shares or Debentures at any time by giving reasonable notice to STI. If CDS discontinues providing its service as securities depositary with respect to the Common Shares or the Debentures and STI is unable to obtain a successor securities depositary, STI will print and deliver to the investor certificates for those securities and STI will automatically take a position in the securities and STI will print and deliver certificates for the Common Shares and Debentures, as applicable.
Also, in the event that STI decides to discontinue use of the system of book-entry only transfers through CDS (or a successor securities depositary), STI will print and deliver to the holder certificates for the Common Shares and Debentures the holder may own.
The information in this section concerning CDS and CDS’ book-entry only system has been obtained from sources that we believe to be reliable, including CDS, but we do not take responsibility for its accuracy.
We will not have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:
•	the accuracy of the records of CDS, its nominee, or any participant, any ownership interest in the Common Shares or Debentures; or

•	any payments to, or the providing of notice, to participants or beneficial owners.

Dividend Policy
STI will pay dividends on the Common Shares (if declared) on the 15th day of each month (or the next business day, if such day is not a business day) to holders of record at the close of business on the last business day of the preceding month. The distributions consist of dividends on the Common Shares, if and to the extent dividends are declared by STI’s board of directors and permitted by applicable law. STI has currently adopted a dividend policy that contemplates an annual dividend of approximately Cdn. $0.55642 per Common Share.
STI will generally declare dividends of its available cash after satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any, satisfying its other expense obligations, including withholding and other applicable taxes, and retaining reasonable reserves as may be considered appropriate by its board of directors.
STI may make additional distributions in excess of monthly distributions during the year, as the board of directors may determine in its sole discretion.
The board of directors of STI may, in its discretion, modify or repeal STI’s current dividend policy. No assurances can be made that STI will pay dividends at the level contemplated in the future or at all.
Distributions paid to the Holders of Common Shares
Distributions on the Common Shares are paid on the 15th of each month (or the next business day, if such day was not a business day) to holders of record at the close of business on the last business day of the preceding month. Monthly distributions for the three most recently completed fiscal years, rounded to five decimal places, were as follows:

	Dividend Per	Interest Payment on	Total Distribution
	Common Share	IPS Notes	Per IPS
	(Cdn. $)	(Cdn. $)	(Cdn. $)
Fiscal 2008
July 2007	.04637	.04488	.09125
August 2007	.04637	.04488	.09125
September 2007	.04637	.04488	.09125
October 2007	.04637	.04488	.09125
November 2007	.04637	.04488	.09125
December 2007	.04637	.04488	.09125
January 2008	.04637	.04488	.09125
February 2008	.04637	.04488	.09125
March 2008	.04637	.04488	.09125
April 2008	.04637	.04488	.09125
May 2008	.04637	.04488	.09125
June 2008	.04637	.04488	.09125
Total Fiscal 2008 Distributions	.55644	.53858	1.095

Fiscal 2009
July 2008	.04637	.04488	.09125
August 2008	.04637	.04488	.09125
September 2008	.04637	.04488	.09125
October 2008	.04637	.04488	.09125
November 2008	.04637	.04488	.09125
December 2008	.04637	.04488	.09125
January 2009	.04637	.04488	.09125

	Dividend Per	Interest Payment on	Total Distribution
	Common Share	IPS Notes	Per IPS
	(Cdn. $)	(Cdn. $)	(Cdn. $)
February 2009	.04637	.04488	.09125
March 2009	.04637	.04488	.09125
April 2009	.04637	.04488	.09125
May 2009	.04637	.04488	.09125
June 2009	.04637	.04488	.09125

Total Fiscal 2009 Distributions	.55644	.53858	1.095

Fiscal 2010
July 2009	.04637	.04488	.09125
August 2009	.04637	.04488	N/A
September 2009	.04637	.04488	N/A
October 2009	.04637	.04488	N/A
November 2009	.04637	.04488	N/A
December 2009	.04637	N/A	N/A
January 2010	.04637	N/A	N/A
February 2010	.04637	N/A	N/A
March 2010	.04637	N/A	N/A
April 2010	.04637	N/A	N/A
May 2010	.04637	N/A	N/A
June 2010	.04637	N/A	N/A

Total Fiscal 2010 Distributions	.55644	0.2244	.09125

STA HOLDINGS
Capital of STA Holdings
Authorized Capital
The authorized capital of STA Holdings consists of 1,000,000 Class A common shares (the “Class A Shares”), 873,000 Class B Series One common shares (the “Class B-1 Shares”), 718,345 Class B Series Two common shares (the “Class B-2 Shares”), 1,445,693 Class B Series Three common shares (the “Class B-3 Shares” and, together with the Class B-1 Shares and the Class B-2 Shares, the "Class B Shares”), 2,000,000 Class C common shares and 250,000 preferred shares (the “Preferred Shares”).
Consolidation
During 2008, the aggregate number of issued Class A Shares and Preferred Shares had increased over time to an amount approaching 50,000,000 shares. Management and the board of STA Holdings determined that the number of shares should be reduced for administrative reasons. Accordingly, on November 21, 2008 the board of STA Holdings approved an amendment to STA Holdings’ Charter to consolidate both the Class A Shares and the Preferred Shares on a 1 for 100 basis, resulting in the issuance of one post-consolidation share for every 100 pre-consolidation shares outstanding.
Prior to this consolidation (the “Consolidation”), the Class A Shares effectively “mirrored” the Issuer’s publicly traded common shares, such that on any given dividend payment date the dividend paid on a common share of the Issuer was the same as the dividend paid on a Class A Share. In connection with the Consolidation, and in order to preserve the continuity of the relative rights among classes of shares, STA Holdings’ Charter was amended to provide that the liquidation value of a Preferred Share is Cdn. $384.70

(100 times the initial liquidation value of such shares). The amended Charter further provides that, with respect to (a) the computation of dividends, (b) the exercise of voting rights and (c) the computation of liquidation rights, each Class A Share is deemed to be equal to 100 shares of all other classes of common stock of STA Holdings.
For the purposes of effectively comparing the Class A Shares and the Preferred Shares with the rest of the capital stock of STA Holdings, the discussion in this section titled “STA Holdings” disregards the Consolidation (and should be read as though the authorized number of Class A and Preferred Shares were actually 100,000,000 and 25,000,000, respectively.)
Issued Capital
As at June 30, 2010, STI owns 76,409,921 Class A Shares (representing a 99.2% interest in STA Holdings), and current or former management of STA Holdings own 588,940 issued and outstanding Class B-2 Shares and Class B-3 Shares (representing, in the aggregate, a 0.8% interest in STA Holdings). No Class B-1, Class C common shares or Preferred Shares are issued and outstanding.
Class A Common Shares
The following section should be read in conjunction with, and is qualified by, the discussion under
“Capital of STA Holdings — Consolidation”.
Each Class A Share carries one vote on all matters to be voted on at all meetings of shareholders. Holders of Class A Shares are entitled to receive dividends, as and when declared by the board of directors. In the event of the liquidation, dissolution or winding-up of STA Holdings or other distribution of assets of STA Holdings among shareholders for the purpose of winding-up its affairs, the holders of Class A Shares shall be entitled to share rateably with the holders of Class B Shares and Class C Shares in the remaining assets available for distribution, after payment of liabilities, including the portion of the amounts owing on the Class B-1 Shares, Class B-2 Shares and the Class C Shares that are preferential to payments on the Class A Shares, as described below.
Class B Shares and Class C Shares
The following section should be read in conjunction with, and is qualified by, the discussion under “Capital of STA Holdings — Consolidation”.
The holders of Class B-1 Shares, Class B-2 Shares and Class C Shares are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. The holders of the Class B-1 Shares, Class B-2 Shares and the Class C Shares are entitled to receive, as and when declared by the board of directors of STA Holdings, fixed cumulative preferential cash dividends at a rate of 14% of the Liquidation Amount thereof (as defined below) or approximately Cdn. $0.5386 per share, per annum, to be paid after the distributions in respect of the preferred shares described below and before any dividend on the Class A Shares and the Class B-3 Shares. Dividends on the Class B-2 Shares and the Class C Shares are paid on a monthly basis in U.S. dollars on the 15th day of the following month (or the next business day if such day is not a business day). Any dividends paid by STA Holdings in excess of the dividends at a rate of 14% or approximately Cdn. $0.5386 per share shall for periods ending after December 21, 2006, be paid to the holders of Class B-1 Shares and Class C Shares (subject to the subordination provisions described below) in an amount per share equal to 1.1 times the dividend per share to which the holders of the Class A Shares and the Class B-2 Shares are entitled (such enhanced dividend entitlement of holders of the Class B-1 Shares and Class C Shares over the dividend entitlement of the Class A Shares and Class B-2 Shares is referred to as the “Enhanced Dividend”). The Enhanced Dividend will be non-cumulative and may only be paid to holders of the Class B-1 Shares and Class C Shares in respect of any month if STA Holdings has declared and paid dividends on the Class A Shares and Class B-2 Shares at no less than the monthly amount of Cdn. $0.04637 per share for such month (not taking into account any dividend to the holders of Class A Shares in respect of the expenses of STI).
The holders of Class B-3 Shares are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. The holders of the Class B-3 Shares are entitled to receive, as and when declared by the board of directors of STA Holdings, dividends approximately equivalent to the dividends per share to which holders of the Class A Shares are entitled. Dividends on the Class B-3 Shares are paid on a monthly basis in U.S. dollars on the 15th day of the following month (or next business day if such day is not a business day).
In the event of the liquidation, dissolution or winding-up of STA Holdings or other distribution of assets of STA Holdings among shareholders for the purpose of winding-up its affairs, the holders of Class B-1 Shares, Class B-2 Shares and Class C Shares shall be entitled to receive from the assets of the STA Holdings, in cash, the sum of Cdn. $3.847 (the “Liquidation Amount”) for each Class B-1 Share, Class B-2 Share and Class C Share held, together with all accrued and unpaid (whether or not declared) cumulative dividends thereon calculated up to the date of distribution (which for such purposes shall be calculated as if such dividends, to the extent unpaid, were accruing for the period from the expiration of the last period for which dividends thereon were paid in full up to the date of distribution) after payment to holders of the preferred shares, as described below, and before any amount shall be paid or any assets of STA Holdings distributed to holders of any other class of shares ranking junior to the Class B-1 Shares, Class B-2 Shares and Class C Shares. After payment to the holders of Preferred Shares of the amount so payable to them as described below and payment to the holders of the Class B-1 Shares, Class B-2 Shares and Class C Shares of the amount so payable to them as provided above, the remaining assets and funds of STA Holdings available for distribution to shareholders shall be distributed rateably among the holders of Class A Shares, Class B Shares, and Class C Shares. The Class B-1 Shares also benefit from the ‘tag-along’ rights accorded to holders thereof under the terms of a Securityholders’ Agreement entered into upon the closing of the IPS Offering. Pursuant to such agreement, if the Issuer obtains a bona fide offer to purchase, directly or indirectly, more than ten percent (10%) of its securities, the Issuer is generally obliged to obtain an equivalent offer for all Class B Shares and Class C Shares of STA Holdings, except that the price to be paid for such shares shall be increased by the Liquidation Amount (defined above).
Pursuant to the share award agreements for the Class B-2 Shares and Class B-3 Shares awarded under the EIP plan, the Class B-2 Shares and Class B-3 Shares also have “tag along” rights and long term liquidity rights accorded to holders thereof. Pursuant to the “tag along” rights, if the Issuer obtains a bona fide offer to purchase, directly or indirectly, from a third party a sufficient number of securities of the Issuer, whereby the third party would acquire the power to elect a majority of the Board of Directors of STA Holdings or the Issuer pursuant to an agreement entered into with the Issuer or in respect of which the Issuer proposes to enter into a support agreement with such person (such offer being a “Third Party Offer”), and the Issuer is willing and able to accept the Third Party Offer, then it shall be a condition of any such agreement or support agreement that the Issuer obtain an equivalent offer for all Class B-2 Shares and Class B-3 Shares of STA Holdings, except that the price to be paid for such shares shall be increased by the Liquidation Amount (defined above) in the case of the Class B-2 Shares. Pursuant to the long term liquidity rights, the holders of the Class B-2 Shares and Class B-3 Shares have the option to “put” a percentage of their shares back to STA Holdings at fair value annually after the conclusion of a hold period for such shares as determined by the Board of Directors. Pursuant to these “put” rights, a total of 296,518 Class B-2 Shares were “put” back to STA Holdings during the fiscal year ended June 30, 2010..
Preferred Shares
The following section should be read in conjunction with, and is qualified by, the discussion under “Capital of STA Holdings — Consolidation”.

As of December 21, 2009, all Preferred Shares of STA Holdings, which were 100% owned by STA ULC, were redeemed as part of STA ULC redeeming for cash all of the outstanding Notes originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. The Preferred Shares consist of 25,000,000 authorized shares designated as Preferred Shares. The holders of the Preferred Shares are entitled to receive, as and when declared by the board of directors of STA Holdings, out of the assets of STA Holdings, fixed cumulative preferential cash dividends at the rate of 14.01% or approximately Cdn. $0.5390 per share, per annum in addition to any dividends in excess of such preferential dividend declared by the board of directors of STA Holdings from time to time in its sole discretion. Dividends are paid on an annual basis in Canadian dollars at the end of each year, but accrue on a daily basis.
Except as otherwise required by law, the holders of Preferred Shares do not have any voting rights. Holders of Preferred Shares may cause STA Holdings to redeem, or STA Holdings may redeem, in either case at any time, all or any of the outstanding Preferred Shares for an amount equal to Cdn. $3.847. The figures in this paragraph disregard the Consolidation discussed above.
Distribution Policy
The board of directors of STA Holdings has adopted a policy to distribute a majority of its available cash, subject to applicable law and the terms of the Amended and Restated Credit Agreement, the Note Purchase Agreement and any other then outstanding indebtedness by way of monthly dividends and/or loans on any of its common shares, preferred shares or other distributions on its securities, after:
•	satisfaction of its debt service or other obligations, if any, under credit facilities or other agreements with third parties;

•	satisfaction of its interest and other expense obligations, including any applicable taxes;

•	making any redemptions in respect of any preferred shares; and

•	retaining reasonable working capital or other reserves as may be considered appropriate by the board of directors of STA Holdings.
Distributions in respect of and dividends on the common shares and Preferred Shares of STA Holdings will be paid on the 15th day of each month (or the next business day if such day is not a business day).
Dividend payments are not mandatory or guaranteed. The board of directors of the Company may, in its discretion, amend or repeal its dividend policies in respect of its common shares. The Company’s board of directors may decrease the level of dividends provided for in each dividend policy in respect of its common shares or discontinue entirely the payment of dividends in respect of its common shares.
DIRECTORS, OFFICERS AND MANAGEMENT
STI
Directors of STI
STI’s articles of incorporation provide for a minimum of 3 and a maximum of 20 directors, a majority of whom must be Canadian residents. The STI board consists of nine directors, five of whom are Canadian residents. The directors of STI are Irving Gerstein, George Rossi, David Scopelliti, Robert Reilly, Victor Wells, Ken Needler, Jean-Pierre Farandou, Grace Palombo and Denis Gallagher. Irving Gerstein, George Rossi, Robert Reilly, David Scopelliti, Ken Needler, Jean-Pierre Farandou, Grace Palombo and Victor

Wells are, for regulatory purposes, independent from STI. Denis Gallagher, the chief executive officer of STI and the Company, serves as the chairman of the STI board and Irving Gerstein serves as its independent lead director, in which capacity he is responsible for reviewing and commenting on the agenda for directors’ meetings, acting as a liaison between the independent directors and management, leading independent sessions of the independent directors and chairing STI’s annual meeting.
The term of office for each of the directors expires at the time of the next annual meeting of shareholders of STI. Directors will be elected at each annual meeting of shareholders of STI. A director may be removed by a resolution passed by a majority of the shareholders or may resign. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of the directors, provided that a majority of directors present (or one director, where a quorum is two directors) must be residents of Canada. If there is no quorum of directors, a special shareholder meeting must be called to fill vacancies.
The directors are required to supervise the activities and manage the affairs of STI, including acting for, voting on behalf of and representing STI as a holder of common shares in the Company.
Committees of the Board of Directors
Audit Committee
STI has an audit committee that is comprised of George Rossi, Victor Wells, Irving Gerstein and David Scopelliti, all of whom are, for regulatory purposes, independent directors. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STI, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements of STI. The independent auditors of STI report directly to the audit committee. In addition, the audit committee is responsible for directing the auditors’ examination of specific areas and for recommending to the board of directors the selection of independent auditors of STI.
Compensation, Nominating and Corporate Governance Committee
The compensation, nominating and corporate governance committee (the “CNCG Committee”) of STI, which currently consists of Irving Gerstein (chair), Kenneth Needler, Jean-Pierre Farandou, Grace Palombo, David Scopelliti and Robert Reilly (all of whom are independent directors), is required to consist of not fewer than three directors, a majority of whom are independent from STI and the Company. The CNCG Committee is charged with responsibility for: (i) establishing procedures for the identification of the nominees to the board of directors, (ii) recommending to the board of directors of STI and the Company nominees to the board for the next annual meeting of shareholders and nominees for each committee of the board, (iii) assessing directors on an ongoing basis, (iv) assessing the effectiveness of the board of directors of STI and the Company as a whole, the committees of the board of directors of STI and the Company and the contribution of each individual director, (v) developing and implementing orientation procedures for new directors, (vi) advising on, and oversight of, the Company’s compensation programs generally, including the provision of pension benefits; and (vii) developing and monitoring the approach of STI and the Company to governance issues applicable to STI and the Company and the operations and people within its wholly-owned corporate group.
Compensation Committee of STA Holdings
STA Holdings has a Compensation Committee, formed in 2007 upon approval of the board of the Issuer. The committee consists of three of the four directors of STA Holdings: Mr. Reilly (committee chairman),

Ms. Palombo and Mr. Scopelliti, each of whom is also a member of the CNCG Committee. The Compensation Committee reports to, and takes direction from, the CNCG Committee and the entire board of the Issuer as to its activities.
Disclosure
The board of directors is responsible for adopting and, upon the advice of the Chief Executive Officer and Chief Financial Officer of STI, periodically reviewing and updating the written disclosure policy for STI and its subsidiaries. This policy, among other things:
•	articulates the legal obligations of STI, its affiliates and their respective directors, officers and employees with respect to confidential information;

•	identifies spokespersons of STI, who are the only persons authorized to communicate with third parties such as analysts, media and investors;

•	provides guidelines on the disclosure of forward looking information;

•	requires advance review by senior executives of any selective disclosure of financial information to ensure that the information is not material, to prevent the selective disclosure of material information, and to ensure that if selective disclosure does occur, a news release is issued immediately; and

•	establishes “black-out” periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Issuer, its subsidiaries and its directors, managers, officers, employees and consultants may not purchase or sell Common Shares, Debentures or other securities of STI or its subsidiaries (including securities exchangeable for or convertible into Common Shares or Debentures).
Remuneration of the Directors
Compensation for non-management directors of the Issuer and STA Holdings is $30,000 per year and $1,500 per meeting for attending board or committee meetings in person. Directors receive $750 for attending meetings by phone. The lead director receives additional remuneration of $15,000 per year as compensation for his duties as lead director and for chairing a committee, the Audit Committee chair receives additional remuneration of $10,000 per year and the Compensation Committee chair receives additional remuneration of $5,000 per year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors may elect to receive some or all of their fees pursuant the DSU Plan, as described below. The directors also participate in the insurance arrangements described below under “Insurance Coverage for STI and Related Entities and Indemnification”.
For fiscal 2007, the board of directors of the Issuer has established a Deferred Share Unit Plan (“DSU”) for the non-management Directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the common shares of the Issuer (the “Notional Shares”) which is allocated to the participant’s DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common shares of the Issuer and be credited to the participant’s DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control (as defined in the DSU Plan).

Three of the Issuer’s independent directors, Messrs. Reilly, Scopelliti and Wells, initially elected to receive all or a portion of their retainer fee and meeting fees in Notional Shares, such that their fees payable in cash are reduced to the extent of their DSU participation. Subsequent to the June 30, 2010 fiscal year-end of the Issuer, two of these three directors will continue their percentage participation in the DSU such that their fees will be reduced to the extent of their DSU participation and they will continue, throughout the 2011 fiscal year, to receive Notional Shares in lieu of fees based on the proportion of their fees that they have elected to be deferred under the plan. As of September 28, 2010, Messrs. Reilly, Scopelliti and Wells had been issued 28,328, 10,933 and 7,264 Notional Shares, respectively, in lieu of the aggregate amount of $176,525 of cumulative Board fees payable to them to date.
Management
STI has two officers. Mr. Denis Gallagher is the Chairman and Chief Executive Officer, and Mr. Patrick Walker is Executive Vice President and Chief Financial Officer. Primary responsibility for managerial and executive oversight of the business of STI’s subsidiaries is delegated to and discharged by the Company.
The following table sets out the name, jurisdiction of residence, month appointed and principal occupation of the directors of STI. The table also sets out the name, jurisdiction of residence, and position(s) with the Company, of the executive officers of the Company:

Principal Occupation if not
Name and Municipality of Residence	Position(s)	Director Since	with the Company
Irving Gerstein(1)(2) Ontario, Canada	Lead Director	October 2004	Member, Senate of Canada

George Rossi(2) Quebec, Canada	Director	October 2004	Corporate Director

David Scopelliti(1)(2)(3) Connecticut, U.S.A.	Director	October 2004	Principal, GarMark Partners

Robert Reilly(1)(3) Illinois, U.S.A.	Director	May 2007	Chairman of Reilly Partners

Victor Wells(2) Ontario, Canada	Director	September 2006	Corporate Director

Kenneth B. Needler(1) Ontario, Canada	Director	September 2004	Corporate Director

Jean-Pierre Farandou(1) Paris, France	Director	April 2008	Director, SNCF Proximites

Grace M. Palombo(1)(3) Ontario, Canada	Director	February 2010	Corporate Director

Denis J. Gallagher New Jersey, U.S.A.	Director, Chairman and Chief Executive Officer	September 2004	—

Patrick J. Walker New Jersey, U.S.A.	Executive Vice President and Chief Financial Officer	—	—

(1)	Member of compensation, nominating and corporate governance committee of STI.

(2)	Member of audit committee of each of STI and STA Holdings.

(3)	Member of the compensation committee of STA Holdings.

As of September 15, 2010, the directors and executive officers as a group beneficially own, directly or indirectly, 600,866 Common Shares, being approximately 1.1% of the issued and outstanding Common Shares of STI and 301,664 Class B-2 Shares and Class B-3 Shares, being approximately 39.9% of the combined issued and outstanding Class B-2 Shares and Class B-3 Shares of STA Holdings.
Directors’ Equity Ownership Policy
On February 9, 2007, the board of Directors of the Issuer adopted a policy, voluntary in nature, encouraging all the Issuer’s directors to purchase and hold between three to five times their estimated gross annual directors’ fees in securities of the Issuer, or in Notional Shares (as defined above under “Remuneration of the Directors”) granted under the Issuer’s Deferred Share Unit Plan, or DSU. The board’s policy encourages accumulation of such holdings to take place during a phase-in period of three to five years after the implementation of the DSU.
Biographies
Irving Gerstein, C.M., O.Ont: The Honourable Irving R. Gerstein has been a director of the Company since 2004. Senator Gerstein is a Member of the Order of Canada, a Member of the Order of Ontario and was appointed to the Senate of Canada in December 2008. He is a retired executive and is currently a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Senator Gerstein is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Senator Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). During his service as a director of each of Peoples Jewellers Limited and Confederation Life Insurance Company, bankruptcy proceedings were initiated (and, in the case of Peoples Jewellers Limited, claims were made against senior executives of the company, including Senator Gerstein); all of the creditor and other claims were settled. He also entered into a settlement of personal claims arising primarily from participation in a Peoples Jewellers Limited share incentive plan.
George Rossi is a consultant and corporate director. Mr. Rossi serves on the boards of several public and private entities including One, the Body, Mind & Spirit digital cable specialty channel, Dolan Media, a NYSE-listed publisher of local business and legal newspapers in the United States and Radio Nord Communications, a Quebec broadcaster. He also serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002 to 2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company. Prior to Mr. Rossi joining Cinar, the Ontario Securities Commission and certain other provincial securities regulators issued cease trade orders prohibiting all trading in the securities of Cinar due to its failure to file current financial statements. This cease trade order was subsequently revoked in February 2004. Between 1983 and 2000, Mr. Rossi was Vice-President and Chief Financial Officer of Radiomutuel Inc., a publicly traded media company. Before 1983 Mr. Rossi was an audit manager with Ernst & Young. A commerce graduate of Concordia University, Mr. Rossi is a chartered accountant.
David Scopelliti is a Principal of GarMark Partners, a private investment firm in Stamford, Connecticut. David is also a Director of Nudo Products and sits on the advisory board of The Camelot Group. Mr. Scopelliti has over 20 years of experience as a principal investor in the private equity and debt markets. Prior to joining GarMark, he was a Managing Director at PCG Asset Management, advising pension fund clients on alternative investments. Prior to that he was head of Private Equity for the State of Connecticut

Pension Plan and Vice Chairman of the Institutional Limited Partners Association (ILPA). Previously, he was a Principal of USBX Advisory Services focusing on the security industry. Prior to that, he was the Managing Director with CIBC World Markets in New York, focusing on mezzanine and private equity transactions. Previous to that, Mr. Scopelliti was the head of ING’s New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing. Mr. Scopelliti also served Heller Financial as a Portfolio Manager for the Leveraged Finance Group. He started his career at the Morgan Guaranty Trust Company on a Special Projects Team. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York and has previously held NASD Series 7, 63 & 24 securities licences.
Robert E. Reilly is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, Mr Reilly was the President and a director of the fifth-largest executive search firm in the U.S. In this capacity, Mr. Reilly has successfully completed Board of Directors, CEO, COO, CFO, and President searches for prominent clients in a variety of industries. Prior to that, Mr. Reilly served as a Senior Vice President, strategic group of LaSalle Partners (now Jones Lang LaSalle) where he was instrumental in the establishment of LaSalle’s European and West Coast headquarters in London and Los Angeles, respectively. Mr. Reilly serves as Chairman of the University of Notre Dame’s Mendoza College Graduate School of Business John Cardinal O’Hara Society. He received both his undergraduate degree and MBA from the University of Notre Dame. He is also a graduate of the Human Resources Executive Program at Stanford University’s Graduate School of Business.
Victor Wells is a director of, and is Chair of the Audit Committee for, MagIndustries Corp., GT Canada Medical Properties Inc. and Northstar Healthcare Inc. He was formerly a director and member of the Audit Committee of TriNorth Capital Inc., a TSX-V listed company, from 2009 to 2010, and a Trustee of Canada Cartage Diversified Income Fund and chaired its Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. While Mr. Wells was a director, TriNorth Capital Inc. was subject to a management cease trade order as a result of not filing its financial statements and MD&A for the periods ending December 31, 2009 and March 31, 2010 within the required time frames. Such financial statements and MD&A were subsequently filed and the management cease trade order is no longer in effect. Mr. Wells resigned from the Board of TriNorth on June 30, 2010. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is Chairman of the Canadian Financial Executives Research Foundation and was formerly the Chairman of the Committee on Corporate Reporting and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst and Young in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells obtained his Institute of Corporate Directors designation in 2007.
Kenneth B. Needler, former President and Chief Operating Officer of STA Holdings, began his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and Chief Operating Officer of the Company in July 1999, and served as such until June 30, 2005, after being appointed to the STA Holdings’ Board of Directors in 1998. Between 1972 and 1990, Mr. Needler served in a number of management capacities at Laidlaw, Inc. including Division Manager (from 1974 to 1976), Regional Vice President (from 1976 to 1980) and President of the Canadian school bus operations (from 1980 to 1984). In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario.

Jean-Pierre Farandou, is the designated board nominee of SNCF Participations S.A. (“SNCF-P”) pursuant to a Board Representation Agreement whereby SNCF-P is accorded a seat on the Issuer’s board of directors related to the purchase by SNCF-P of 6,557,377 common shares of the Issuer in April of 2008. Mr. Farandou is an engineer and an executive of Societe Nationale des Chemins de fer Francais (“SNCF”), the French National Railroad, and an affiliate of SNCF-P. Prior to joining SNCF in 1981, Mr. Farandou graduated from the Ecole des Mines de Paris in 1979, and worked in Denver, Colorado, for AMAX, an American mining company. Since then he has dedicated a large part of his career to passenger transportation. After having held various positions in operations and marketing, he became a project manager for the launch of the High Speed Train (TGV) between Paris and Lille in 1993. He created the legal entity of Thalys International, the high speed service between Paris, Brussels, Amsterdam and Cologne, which he managed from 1993 to 1998 in Brussels. He was then successively Director of HR Executives from 1998 to 2000 and Deputy Director of Long-Distance Passengers from 2000 to 2002. Until January 2005, he ran SNCF’s operations in the Lyon area. After that, he became the head of KEOLIS Lyon, involved in bus, subway and tram transportation in Lyon. Since October 2nd, 2006, he has been the Director of SNCF’s Public Transportation Division (SNCF PROXIMITES). He is also on the Board of Directors of KEOLIS, the leading French operator of passenger transport systems, and of EFFIA, a transportation-related services company.
Grace M. Palombo, is a corporate director, lawyer and business consultant. She most recently served as the Senior Vice President Corporate Human Resources of CanWest Global Communications Corporation. Ms. Palombo also worked with Boards of Directors and HR Committees for the CanWest businesses. Ms. Palombo’s expertise is in general executive management which includes corporate reorganizations, restructuring and acquisition integration. Prior to joining CanWest in April 2004, Ms. Palombo held various executive positions in the areas of Human Resources, Legal and Corporate Services with Husky Injection Molding Systems, Canada Life Financial Services, Westcoast Energy/Union Gas and Bombardier Aerospace, and served as Corporate Secretary at Union Gas. She also practiced law in Toronto, in the areas of Employment, Labour Relations and Corporate Law. Ms. Palombo holds a LLB from Osgoode Hall Law School in Toronto and a B.A. in Psychology from York University. She serves as a director on the Board of Directors of the Osgoode Hall Law School Alumni Association and the Norshield Investors Advisory Group (NIAG). She previously served as a director on the Board of Directors of the Canadian College of Naturopathic Medicine for six year and was a member of the Audit Committee, the Administrative Affairs Committee and the Board Development Committee. She is a member of the Institute of Corporate Directors, Conference Board of Canada, Council of National Human Resource Executives, the Law Society of Upper Canada, The Canadian Bar Association, the Women’s Law Association and the Women’s Executive Network.
Denis J. Gallagher, the founder, Chairman and Chief Executive Officer of STA Holdings has nearly 35 years of experience in the passenger transportation industry. Mr. Gallagher previously served as President and Chief Executive Officer of Coast Cities, a local transportation company. During Mr. Gallagher’s tenure, Coast Cities was developed into the largest privately held school bus company in New Jersey. Upon the acquisition of Coast Cities by Laidlaw, Inc. in 1987, Mr. Gallagher was appointed Regional Vice President and later Senior Vice President of Operations for Laidlaw Passenger Services Group, a position he held through 1996. Mr. Gallagher played a key role in Laidlaw’s expansion into new markets, including the consolidation and integration of many acquisitions and the successful privatization of several large fleets in the Southeast. Mr. Gallagher is a graduate of Monmouth University, with a B.S. in Business Administration. He is a past member of the University’s Board of Trustees and was the recipient of the University’s Distinguished Alumni Award. He is involved in numerous industry and community activities. He served as a member of the Board of Directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX, until that company was acquired in 2007.

Patrick J. Walker, the Executive Vice President and Chief Financial Officer of the Company, has over 20 years of financial management experience. Mr. Walker began his career as an accountant with the Philadelphia CPA firm of Tait, Weller and Baker, followed by the New York firm of McGladrey & Pullen. Between 1989 and 1992, Mr. Walker was employed with the global food products conglomerate TLC Beatrice International Holdings, Inc., as Manager of Accounting and Financial Reporting. In 1992, Mr. Walker joined Six Flags Entertainment Corporation, the largest regional operator of theme parks in the United States, as Corporate Controller, before being promoted to Vice President of Finance in 1998. From 1999 to 2001, Mr. Walker served as Chief Financial Officer of two portfolio companies of Indigo Capital, a private equity firm. Prior to his appointment at the Company, Mr. Walker was a consultant to the Chief Financial Officer of H.J. Heinz Company, a $9.4 billion food products firm. Mr. Walker became Chief Financial Officer of the Company in November 2002. Mr. Walker is a graduate of the Wharton School of the University of Pennsylvania, and a Member of the American Institute of Certified Public Accountants, the Pennsylvania Institute of Certified Public Accountants and the Institute of Management Accountants.
STA Holdings
Directors and Executive Officers of STA Holdings
STA Holdings is a Delaware corporation and is governed in accordance with its constating documents and applicable law. STA Holdings’ board of directors was, as of June 30, 2010, comprised of four individuals, a majority of whom are unrelated to the Company and a majority of whom are residents of the United States. The directors of STA Holdings are currently Grace Palombo, David Scopelliti, Robert Reilly and Denis Gallagher. Robert Reilly, Ms. Palombo and David Scopelliti are, for regulatory purposes, independent from STI. STA Holdings has two officers. Mr. Denis Gallagher is the Chairman and Chief Executive Officer and Mr. Patrick Walker is the Executive Vice President and Chief Financial Officer.
Long-Term Incentive Plan
At the time of the IPS Offering, the senior management of STI and STA Holdings were eligible to participate in the Company’s long-term incentive plan, or “LTIP”. The purpose of the LTIP was to provide eligible participants with compensation opportunities to attract, retain and motivate key personnel and reward directors, officers and senior management by making a significant portion of their incentive compensation directly dependent upon achieving key strategic, financial and operational objectives that are crucial to ongoing growth and profitability.
During fiscal 2006, two outside compensation consultants were retained to assist the CNCG Committee in determining compensation for the Company’s officers. Those two consultants were Watson Wyatt & Company, and Sonnenschein Nath & Rosenthal LLP. The mandate for the consultants was to, among other things: (i) assess the LTIP plan proposed as part of the IPO of the Issuer in order to assess whether it had the attributes to sufficiently align the interests of key officers and employees with that of the Issuer and shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; and (ii) assuming that the proposed LTIP plan in (i) was found to be inadequate, to make recommendations for redesign.
After a full review, the compensation consultants concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not (i) facilitate equity ownership in the Company by key officers and employees; (ii) adequately assist the Company with attracting, or the retention over a period of years of qualified executives in the relevant U.S. executive labour pool; and (iii) align the Company’s key executives’ and employees’ interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents.
Based on its review of the compensation structure of the Issuer and the recommendations of the compensation consultants and the CNCG Committee of STA Holdings, on November 10, 2005 the board of directors of STA Holdings adopted an Equity Incentive Plan. The plan was approved by shareholders at the 2005 annual and special meeting.
Equity Incentive Plan
On December 8, 2005, at the annual and special meeting of shareholders, the shareholders of STI approved the adoption by STA Holdings of the EIP, which is intended to (a) align the interests of selected employees and officers of STA Holdings and its affiliates (“Participants”) with those of the holders of IPS’s and Common Shares, (b) optimize the profitability and growth of the Company and its affiliates through incentives that are consistent with the Company’s goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among the Company’s employees, officers and consultants.
A summary of the EIP is provided below and is qualified in its entirety by the specific language of the EIP, a copy of which is available to any Shareholder upon request to the Secretary of the Issuer.
Pursuant to the EIP, the board of directors of STA Holdings may at any time and from time to time ratify grants to employees of Class B-2 Shares or Class B-3 Shares of STA Holdings (collectively the “EIP Shares”), as recommended by the CEO of the Company and approved by the CNCG Committee. These grants of Shares are subject to forfeiture and are non-transferable if the Participant does not satisfy certain conditions included in the applicable award agreement (including non-competition provisions). The grant of EIP Shares is evidenced by an award agreement that will specify, among other things, the number of shares granted and such other provisions as determined by the CNCG Committee, including the amount of consideration, if any, that a Participant shall pay for the shares.
The terms and conditions of EIP Shares granted are subject to adjustments in certain circumstances, as set forth in the Plan, in the discretion of the board and the committee, including those that may be required pursuant to any employment agreements with key executives or employees of the Company.
The board of directors of STA Holdings may, at any time and from time to time, alter, amend, suspend, discontinue or terminate the EIP in whole or in part, except that any amendment or alteration shall be subject to the approval of the shareholders of the Issuer if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, provided that no termination, amendment, or modification of the Plan shall adversely affect in any material way any shares previously granted under the EIP, without the written consent of the grantee of such share.
Under the EIP, Participants are required to reimburse the Company an amount equal to the tax withholding requirements related to grants of EIP Shares based on the value of such shares. The Participants can satisfy this obligation by (i) delivering cash, negotiable person check or electronic funds transfer in an amount equal to the amount to be withheld; (ii) delivering EIP Shares having a value equal to the amount to be withheld; or (iii) requesting that the Company withhold from the EIP Shares that would otherwise be delivered pursuant to a grant, a number of EIP Shares whose value is equal to the amount to be withheld.
In order to provide for additional flexibility in structuring STA Holdings’ compensation policies, the EIP provides for the issuance to Participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as “Awards”). However, it is not currently the intention of the board of directors to grant any such Awards under the EIP other than EIP Shares.
Under the EIP, 717,747 shares (representing a 1.3% interest in STA Holdings at that time) were approved by the shareholders of the Company at the December 8, 2005 annual general meeting and made available to be issued in connection with Awards, including in connection with grants of EIP Shares, provided that if any shares subject to an Award granted under the EIP are forfeited or such Award otherwise terminates without the delivery of such shares, the shares subject to such Award, to the extent of any such forfeiture or termination, shall be available for further grant under the EIP. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of EIP Shares available for issuance under the EIP by 1,446,291, which represented a 2.6% interest in STA Holdings on a fully diluted basis at that time, and combined with the EIP Shares then outstanding, represented a 3.7% interest in STA Holdings on a fully-diluted basis.
On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Issuer was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future grants under the EIP. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of the IPSs. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of the Class A common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have the option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP will be in the form of Class B Series Thee common shares, and there will be no further issuances of Class B Series Two common shares.
The CNCG Committee of STA Holdings has approved aggregate awards of 133,549 Class B-2 Shares pursuant to the EIP in fiscal 2006, 290,073 in fiscal 2007, 198,903 in fiscal 2008, 290,206 in fiscal 2009 and 146,661 in fiscal 2010 to date. In connection with these grants, an aggregate of 190,449 Class B-2 Shares to date were withheld at the election of the Participants to satisfy tax withholdings on these grants. In addition to the shares withheld to satisfy tax withholdings on grants, 5,000 shares were forfeited by one shareholder during fiscal year 2007 and STA Holdings repurchased 18,137 shares from one shareholder during fiscal year 2008. Such shares became available for issuance upon the withholding for taxes or forfeiture by the participants and the repurchase by STA Holdings. Pursuant to the long term liquidity provision of the EIP, for each year beginning in the fiscal year ending June 30, 2009, each participant has the option to “put” a portion of their aggregate EIP Shares back to STA Holdings at fair value. A total of 119,776 and 296,518 Class B-2 Shares were sold to STA Holdings during the twelve months ended June 30, 2009 and June 30, 2010, respectively, pursuant to the put rights under the EIP. To the extent shares are sold to STA Holdings pursuant to the put rights under the EIP, such shares are cancelled and shall not be available for further grant under the EIP. As such, 429,512 Class B-2 Shares related to these grants remain outstanding as at June 30, 2010.
During the 12 months ended June 30, 2010, STA Holdings granted 146,661 Class B-2 Shares. In connection with the grants, 32,105 shares were withheld at the election of the participants to satisfy tax withholdings. Such shares became available for issuance upon the withholding for taxes or forfeiture by the participants and the repurchase by STA Holdings.

The CNCG Committee of STA Holdings has approved aggregate awards of 239,000 Class B-3 Shares pursuant to the EIP in fiscal 2010. In connection with the grants, an aggregate of 79,572 Class B-3 Shares were withheld at the election of the participants to satisfy tax withholdings on these grants. As such, 159,428 Class B-3 Shares related to these grants remain outstanding as at June 30, 2010. The shares withheld to satisfy tax withholdings became available for issuance upon the withholding for taxes by the participants and the repurchase by STA Holdings.
At June 30, 2010, there are currently 44 participants in the EIP.
Deferred Share Unit Plan
Commencing in fiscal 2007, the board of directors of the Issuer had established a Deferred Share Unit Plan (“DSU”) for the non-management Directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the common share component of the combined IPS’s (the “Notional Shares”) which is allocated to the participant’s DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common share component of the IPS’s and be credited to the participant’s DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control. See “Remuneration of the Directors” above for further information.
Insurance Coverage for STI and Related Entities and Indemnification
STI has obtained a policy of insurance for directors and officers of STI and for the directors and officers of its subsidiaries. The aggregate limit of liability applicable to the insured directors and officers under the policy is $25 million. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against STI and any of its subsidiaries. The total limit of liability is shared among STI and its subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors and officers.
The by-laws of each of STI and STA Holdings provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, including in respect of periods prior to the closing of the IPS Offering, subject to certain limitations.
AUDIT COMMITTEE AND AUDITOR’S FEES
The Issuer has established an audit committee of four directors: George Rossi (Chair), Irving Gerstein, David Scopelliti and Victor Wells. Each of the members is independent from the Issuer and STA Holdings and “financially literate” within the meaning of Multilateral Instrument 52-110 — Audit Committees. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STI, monitoring the adequacy of internal accounting controls and procedures and reviewing the quality and integrity of financial statements of STI. The independent auditors of STI report directly to the audit committee. In addition, the audit committee is responsible for reviewing and approving the auditors’ examination and for recommending to the board of directors the selection of independent auditors of STI. The charter of the audit committee is attached hereto as Appendix “A”.

Relevant Education and Experience of Audit Committee Members
The following is a summary of the education or experience of each member of the audit committee that is relevant to the performance of his responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principles used by STI to prepare its annual and interim financial statements:

Name of Audit Committee Member	Relevant Education and Experience
George Rossi (Chair)	Mr. Rossi, a member of the Institute of Chartered Accountants, has twenty years of experience as a CFO of two different companies, from 1983 to 2002. Prior to 1983, Mr. Rossi was an audit manager with Ernst and Young. Since his retirement, he has continued to apply his experience as a director and audit committee chair on several boards, as more fully described in the section entitled “Directors, Officers and Management — Biographies” above. As a former CFO, along with his continued experience as a director on several boards, Mr. Rossi has developed an understanding of accounting principles and internal controls and procedures for financial reporting sufficient to ensure his financial literacy.

Irving Gerstein	Senator Gerstein is a member of the audit committee of Atlantic Power Corporation, Medical Facilities Corporation and Economic Investment Trust Ltd. These positions, in conjunction with his economic background and his previous experience as a director of several public issuers (as more fully described in the section entitled “Directors, Officers and Management — Biographies” above) have enabled him to develop a strong understanding of accounting principles sufficient to ensure his financial literacy.

David Scopelliti	Mr. Scopelliti is a Principal of GarMark Partners, a private investment firm. David is also a Director of Nudo Products and sits on the advisory board of The Camelot Group. Mr. Scopelliti has over 20 years of experience as a principal investor in private equity and debt markets, and has held NASD Series 7, 63 & 24 securities licenses. Prior to joining GarMark, he was Managing Director at PCG Asset Management and before that, he was the head of Private Equity for the State of Connecticut Pension Plan. Previously, Mr. Scopelliti was a Managing Director with CIBC World Markets and Group Head of ING Group’s Merchant Banking Division. As part of his experience in the private debt and equity markets and securities industry, he has developed an understanding of accounting principles and procedures for public reporting sufficient to ensure his financial literacy.

Victor Wells	Mr. Wells is a member of the Ontario and British Columbia Institutes of Chartered Accountants, and was elected a Fellow of ICABC in 1990 and of ICAO in 2006. He currently chairs the Canadian Financial Executives Research Foundation of Financial Executives International Canada. He has held increasingly senior finance positions during the last 20 plus years. He was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its IPO in July 2001 until 2006. From 1998 to 2001 he was Vice President Finance and CFO of Tahera Diamond Corporation, a diamond mining

Name of Audit Committee Member	Relevant Education and Experience
company listed on the TSX. Mr. Wells is currently a director of, and is Chair of the Audit Committee for, MagIndustries Corp., GT Canada Medical Properties Inc. and Northstar Healthcare Inc. He was formerly a director and member of the Audit Committee of TriNorth Capital Inc. (2009 — 2010) and formerly was a Trustee, and chaired the Audit Committee of, Canada Cartage Diversified Income Fund, until that company was acquired in 2007. This experience has ensured that Mr. Wells has developed an understanding of accounting principles and internal and disclosure controls sufficient to ensure his financial literacy.
Non-Audit Services
The Issuer’s audit committee has adopted specific policies and procedures for the engagement of external auditors for all services, including non-audit services. In particular, the committee is required to review at least annually the non-audit services provided by the Issuer’s independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor and pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full committee at its first scheduled meeting following such pre-approval.
The committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer’s independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the committee and approved, prior to the completion of the audit, by the committee or by one or more members of the committee to whom authority to grant such approvals has been delegated by the committee.
External Auditor Service Fees
The table below provides greater disclosure of the services provided and the fees earned by the Issuer’s external auditor for the fiscal years ended June 30, 2009 and June 30, 2010.

Type of Work	Fiscal 2010	Fiscal 2009
Audit fees	$753,282	$670,866
Audit related fees	$72,475	$0
Tax fees	$0	$0
All other fees	$54,201	$52,423
The Audit related fees paid were associated with consulting services in connection with the Issuer’s transition to IFRS project, while the “All other fees” paid were for translation services required in connection with the filing of certain materials with the Canadian Securities Administrators, including the short form prospectuses filed in connection with the issuance of the 7.5% Debentures and the 6.75% Debentures.

Audit Committee Oversight
At no time since the commencement of the Issuer’s most recently completed fiscal year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.
RISK FACTORS
The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer’s business, financial conditions, results of operations and cash flow could be adversely affected, in which case, the trading prices of the Common Shares would decline.
Risks Related to our Business
We cannot control certain of our operating expenses
The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.
We have significant capital expenditure requirements
In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The replacement of school vehicles will be dependent on contract retention and renewal and future replacement of school vehicles will be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of new contracts is higher than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiation ability with regard to future vehicles pricing, and future vehicle specifications.
Our business depends on certain key personnel
We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.
We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry
The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.
In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.
A greater number of our employees may join unions
Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.
We face a number of risks in connection with our acquisition strategy
As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to achieve our business objectives depends on many factors, many of which are beyond our control
Some of the factors that may affect our ability to successfully achieve our business objectives are the following:
•	notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. We had 60 contracts that were up for renewal for the 2010 fiscal year. The approximate percentages of fiscal 2010 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2011 and 2012 are 28% and 20%, respectively.

•	we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

•	we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.
We may be adversely affected by rising insurance costs
Our cost of maintaining vehicle liability, personal injury, property damage and workers’ compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children’s legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may be adversely affected by current and new governmental laws and regulations
We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal and state regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.
We may not be insured for certain losses
We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.
We may be adversely affected by environmental requirements
Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. Although we do not believe that any such liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.
The school bus transportation industry is highly seasonal
The school business transportation industry is subject to seasonal variations in operations. Specifically, because customers often pay for the annual amount due under a contract in 10 instalments ending in June, during July and August there is a sharp decrease in revenues. As a result, school bus contractors, including us, historically experience a significant decline in operating income during these months. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in recent years, including summer camp and charter programs. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.
We may not be able to maintain letters of credit or performance bonds required by our transportation contracts
Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers. All school bus contracts can be terminated by school districts for not meeting certain performance related criteria. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.
Some of our customer contracts may be terminated due to factors beyond our control
Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.
We face uncertain risks associated with the Company’s oil & gas operations
The exploration of oil and gas involves risk that exploration efforts may not find oil and natural gas resources and even when they have been discovered, they may not be economically extracted. Factors affecting economic extraction of oil and natural gas include fluctuations in the price of oil and natural gas, technical extraction difficulties, the ability to bring the oil and natural gas to market, the quality of the oil and natural gas resources, the availability of water used in the extraction process, and the ability to dispose of water associated with the extraction process in an environmentally acceptable manner. In addition, other related uncertainties include and are not limited to geopolitical manoeuvring on an international level, terrorist activities, governmental regulations and restrictions, functional obsolescence through widespread migration to alternative non petroleum based fuels, such as those that are hydrogen or nuclear based, environmental and other considerations that are hypothetically possible. Oil and gas revenues are dependent on the commodity prices of oil and natural gas. Market changes in the price of these commodities will have a corresponding effect on the revenues of the Company’s oil and gas segment.
Transition to IFRS
     The Issuer’s consolidated financial statements are currently reported in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). In February 2008, the Canadian Accounting Standards Board announced that reporting companies in Canada are required to report financial results in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. The transition to IFRS will be applicable to the Issuer for the financial statements for the fiscal year ended June 30, 2012, and the transition date of January 1, 2011 will require restatement, for comparative purposes, of amounts reported by the Issuer for the fiscal year ended June 30, 2011. The preparation of financial statements in accordance with IFRS will require the application of different accounting principles than Canadian GAAP and may require increased financial statement disclosure compared to Canadian GAAP. An initial diagnostic review has identified accounting differences for the Issuer between current Canadian GAAP and IFRS, particularly with respect to goodwill and intangible assets, provisions and contingencies, income taxes, oil and gas interests and first time adoption. At this time, the Issuer cannot quantify the impact that the future adoption of IFRS will have on the Issuer’s financial statements and operating performance measures.
Current economic and financial market conditions
Since 2008, financial markets globally have been subject to unprecedented volatility and numerous financial institutions have gone into bankruptcy or have had to be rescued by governmental authorities. The current economic and financial market volatility has negatively impacted Company valuations (including the Company’s) and will impact the performance of the global economy going forward. Access to financing has been negatively impacted which may, in turn, impact the ability of the Company to access financing when needed or secure terms currently available to the Company under its current debt agreements upon any refinancing of such agreements. Continuing turmoil in the financial markets could make it more difficult for the Company to access capital, refinance existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of equity securities. If these unprecedented levels of volatility and market turmoil continue, the Company’s financial condition could be materially impacted.
     In addition, sensitivity to the current global economic and financial market conditions, and their impact in the U.S. and Canada, may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues received from school district customers and other customers related to potential cutbacks by customers in these spending areas. If the Company’s financial condition is materially impacted by the continuation of the unprecedented levels of volatility and market turmoil, then impairment charges with respect to the Company’s goodwill and other long-lived assets could be necessary.
Risks Related to the Capital Structure
The Issuer is Dependent on the Company for all cash available for dividends
STI is dependent on the operations and assets of the Company through the ownership of common shares. Cash distributions to the holders of Common Shares will be dependent on the ability of the Company to make dividend payments on its common shares held by STI. The actual amount of cash available for payments to holders of Common Shares will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of the Company. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada and does not have a standardized meaning prescribed by Canadian GAAP.
A significant amount of our cash is distributed, which may restrict potential growth
The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer’s future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.
STI may not receive dividends from the Company provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all
STI’s only source of cash flow for payment of dividends on the Common Shares is distributions on its equity ownership of the Company. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company’s board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Second Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company’s ability to make dividend payments.
Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution and the Company’s results of operations
The Debentures are denominated in Canadian dollars, and payment of the Debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Debentures upon maturity in 2014 and 2015. Distributions to holders of Common Shares are denominated in Canadian dollars. Conversely, approximately 80% of the Company’s revenue and expenses, together with distributions received from the Company’s subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks. The Company has entered into 72 monthly forward foreign exchange contracts with respect to approximately 66% of currently anticipated monthly dividends and interest payments on the Debentures for the next three years to mitigate this exposure to currency exchange rate risk. The monthly forward foreign exchange contracts do not qualify as a cash flow hedge for accounting purposes, and the change in fair value of these contracts is recorded in the consolidated statement of operations. Changes in the Canadian dollar / U.S. dollar currency exchange rates result in unrealized gains and losses on the monthly forward foreign exchange contracts based on the changes in the fair value of the contracts.
Although the Company (i) entered into 72 monthly forward foreign exchange contracts with respect to approximately 66% of currently anticipated monthly dividends and interest payments on the Debentures for the next three years, and (ii) intends to fund the remaining amount of currently anticipated monthly dividends and interest payments on the Debentures with cash flows from the Company’s Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly dividends and interest payments on the Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer’s financial condition, results of operations and cash flow, and may adversely affect the Issuer’s cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 20% of the Company’s consolidated revenue and expenses is incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.
The Company’s substantial consolidated indebtedness could negatively impact the business
The Company has a substantial amount of indebtedness. On June 30, 2010, the Company had total indebtedness of $143.8 million (including $94.8 million indebtedness to holders of Debentures).
The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Debentures, including:
•	the Company’s ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;

•	the Company may be unable to refinance indebtedness on terms acceptable to it or at all;

•	a significant portion of the Issuer’s cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company’s indebtedness, including the Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;

•	the Issuer may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;

•	the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

•	the Company may be at a competitive disadvantage to its competitors that have less indebtedness.
Changes in the Issuer’s creditworthiness may affect the value of the Common Shares and Debentures
The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Debentures.
The restrictive covenants in the Second Amended and Restated Credit Agreement and the Note Purchase Agreement could impact the Company’s business and affect its ability to pursue its business strategies
The Second Amended and Restated Credit Agreement and the Note Purchase Agreement feature restrictive covenants that limit the Company’s ability, among other things, to:
•	incur additional indebtedness;

•	pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;
•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets;

•	enter into transactions with the Company’s and/or the Issuer’s affiliates;

•	create liens; and

•	enter into new lines of businesses.
In addition, the Second Amended and Restated Credit Agreement and the Note Purchase Agreement include other and more restrictive covenants and prohibit the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Second Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Second Amended and Restated Credit Agreement and the Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company’s ability to comply with these ratios may be affected by events beyond its control.
A breach of any of the restrictive covenants in the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement or in the Company’s ability to comply with the required financial ratios could result in a default under the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Second Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to clear all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable.
Deferral of interest payments may have adverse Canadian federal income tax consequences for holders and may adversely affect the trading price of the Debentures.
If interest payments on the Debentures are deferred, holders may be required to recognize interest income for Canadian federal income tax purposes in respect of the Debentures before receiving any cash payment of this interest. In addition, a holder will not receive this cash payment if the holder sells the Debentures before the end of any deferral period or before the record date relating to interest payments that are to be paid.
If the Issuer defers interest payments, the Debentures may trade at a price that does not fully reflect the value of accrued but unpaid interest on the Debentures. In addition, the existence of the Issuer’s right to defer payments of interest on the Debentures under certain circumstances may mean that the market price for the Debentures may be more volatile than other securities that do not have these restrictions.
Future sales, or the possibility of future sales of a substantial amount, of Common Shares may impact the price of the Common Shares and could result in dilution.
Future sales, or the possibility of future sales of a substantial amount of Common Shares in the public market could adversely affect the prevailing market price of the Issuer’s Common Shares, and could impair the Issuer’s ability to raise capital through future sales of those securities. Additionally, the issuance of additional Common Shares may dilute an investor’s investment in the Issuer and reduce distributable cash per Common Share.

The Issuer may issue Common Shares, or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, they may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.
Further, the Issuer may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.
Investment eligibility
There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.
We may not be able to make all principal payments on the Debentures
The 7.5% Debentures will mature on October 31, 2014 and the 6.75% Debentures will mature on June 15, 2015. STI may not be able to refinance the principal amount of the Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Debentures.
As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company’s senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures.
The Issuer may not be able to satisfy Interest Payments on the Debentures
The likelihood that holders of the Debentures will receive the payments owing to them in connection with the Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.
The Issuer may not be able to purchase the Debentures on a change of control
The Issuer will be required to offer to purchase all outstanding Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Issuer will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases.
Redemption prior to Maturity
The Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Debentures should assume that this redemption option will be exercised if the Issuer is able to refinance at a lower interest rate or it is otherwise in the interest of the Issuer to redeem the Debentures.
Conversion following certain transactions

In the case of certain transactions, each Debenture will become convertible into securities, cash or property receivable by a holder of Common Shares in the kind and amount of securities, cash or property into which the Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Debentures in the future.
Prevailing Yields on Similar Securities
Prevailing yield on similar securities will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.
There is a limited active public market for the Common Shares and Debentures and holders may have limited liquidity
Although the Common Shares and Debentures are listed and posted for trading on the TSX, they trade in an active market with modest liquidity. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.
The market price for the Common Shares or Debentures may be volatile
Factors such as variations in the Issuer’s financial results, announcements by the Issuer or others, developments affecting the Company’s business or the United States school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Debentures to fluctuate significantly.
STA Holdings interest deductions on the Notes were likely “dual consolidated losses” for U.S. federal income tax purposes and may result in disallowance of interest deductions if certain “triggering events” occur
Pursuant to Code section 1503(d) and the Treasury Regulations thereunder, the interest deductions generated on the Notes likely generated a “dual consolidated loss” (“DCL”) for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several “triggering events” occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, the STA Holdings taxable income and thus its U.S. federal income tax liability would be materially increased. This would adversely affect the Company’s financial position, cash flow, and liquidity, and could affect the Issuer’s ability to make interest or dividend payments on the Notes and the Common Shares and the Company’s ability to continue as a going concern.

Application of U.S. federal income tax corporate “inversion” rules is uncertain
U.S. federal income tax legislation enacted in October 2004 dealing with corporate “inversions” (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the selling shareholders of the Company do not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or common share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to Non-U.S. Holders.
Circular 230 Disclosure
Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
MARKET FOR SECURITIES
The Common Shares and the Debentures are listed and posted for trading on the TSX.
The volume of trading and price ranges of the Common Shares on the TSX over fiscal 2010 are set forth in the following table:

Period	High$	Low$	Volume
July 2009	4.27	3.2	4887383
August 2009	4.14	3.85	2339396
September 2009	4.23	3.85	2727507
October 2009	4.74	4.05	3981704
November 2009	4.50	4.27	2164730
December 2009	4.98	4.17	5630237
January 2010	4.8	4.3	6585548
February 2010	4.78	4.55	3233157
March 2010	5.22	4.73	4342063
April 2010	5.50	5.16	2821178
May 2010	5.41	4.75	4258341
June 2010	5.55	5.11	1665977
The volume of trading and price ranges of the 7.5% Debentures on the TSX over fiscal 2010 are set forth in the following table:

Period	High$	Low$	Volume
October 2009	100.20	99.60	47540
November 2009	103.45	99.90	44290
December 2009	105.00	101.55	46410

Period	High$	Low$	Volume
January 2010	105.00	102.27	31210
February 2010	105.00	103.02	21630
March 2010	106.00	103.99	27380
April 2010	107.00	105.25	21030
May 2010	106.50	101.00	6870
June 2010	110.00	105.00	31030
The volume of trading and price ranges of the 6.75% Debentures on the TSX over fiscal 2010 are set forth in the following table:

Period	High$	Low$	Volume
June 2010	101.24	99.50	41930
PRIOR ISSUANCES
The only issuances of non-listed securities by the Issuer in the 12 months prior to June 30, 2010 were:
•	During the fiscal year 2010, STA Holdings granted 146,661 Class B-2 Shares and 239,000 Class B-3 Shares pursuant to the EIP.
In July 2011, STA Holdings granted 419,427 Class B-3 Shares pursuant to the EIP. The Company will recognize non-cash stock-based compensation expense related to these grants during the quarter ended September 30, 2011.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of Denis Gallagher. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $400,000 and $454,000 for the years ended June 30, 2009 and 2010, respectively.
The Company utilizes an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of the executive search firm is Robert Reilly. The Company paid $100,000 and $140,000 to the executive search firm, for the years ended June 30, 2009 and 2010, respectively, for executive search services.
The Company paid $100,000 in fees to Kenneth B. Needler for consulting services during the year ended June 30, 2008. The Company did not make any payments to the board member for consulting services for the years ended June 30, 2009 and June 30, 2010.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director or executive officer who is, or at any time during the most recently completed financial year of the Issuer was, a director or executive officer of the Issuer, has any indebtedness to the Issuer or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.
MATERIAL CONTRACTS
The only material contracts (other than contracts entered into in the ordinary course of business) to which the Issuer or the Company is a party as at June 30, 2010, are as follows:
•	Note Purchase Agreement dated December 14, 2006;

•	Second Amended and Restated Credit Agreement dated December 14, 2006;

•	First Amendment to Second Amended and Restated Credit Agreement dated March 23, 2007;

•	Second Amendment to Second Amended and Restated Credit Agreement dated June 29, 2007;

•	First Amendment to Note Purchase Agreement dated July 23, 2007;

•	Third Amendment to Second Amended and Restated Credit Agreement dated August 31, 2007;

•	The Equity Incentive Plan referred to under “Equity Incentive Plan” and “General Development of the Business”;

•	Support Agreement dated November 20, 2007 in connection with the acquisition of Canadex;

•	Waiver and Amendment Agreement to Note Purchase Agreement dated January 17, 2008;

•	Fourth Amendment to Second Amended and Restated Credit Agreement dated January 17, 2008;

•	Consent and Waiver to Second Amended and Restated Credit Agreement dated March 26, 2008;

•	Waiver Agreement to Note Purchase Agreement dated March 31, 2008;

•	Subscription Agreement for the Purchase of Common Shares by SNCF dated April 14, 2008;

•	Underwriting Agreement for the Purchase of Common Shares dated May 20, 2009;

•	Underwriting Agreement for the Purchase of 7.5% Debentures dated October 5, 2009;

•	Note Indenture in respect of the 7.5% Debentures dated as of October 26, 2009;

•	Waiver and Amendment Agreement to Note Purchase Agreement dated October 2, 2009;

•	Fifth Amendment to Second Amended and Restated Credit Agreement dated October 2, 2009;

•	Underwriting Agreement for the Purchase of 6.75% Debentures dated June 7, 2010; and

•	Note Indenture in respect of the 6.75% Debentures dated as of June 21, 2010.
Each of these material contracts is available for review on SEDAR at www.sedar.com.

NAMES OF EXPERTS AND INTEREST OF EXPERTS
Ernst & Young LLP, the Issuer’s auditor, has been named as having prepared a certified statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 — Continuous Disclosure Obligations by the Issuer during, or relating to the Issuer’s fiscal year ended June 30, 2010. To the knowledge of the Issuer, Ernst & Young LLP is independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario.
ADDITIONAL INFORMATION
Additional information is provided in the Issuer’s financial statements and management’s discussion and analysis of the Issuer’s financial condition and results of operations for its most recently completed fiscal year. Copies of such documents and any additional information related to the Issuer may be found on SEDAR at www.sedar.com. In the alternative, copies may be obtained from our Chief Financial Officer upon written request.
Additional information including directors’ and officers’ remuneration and indebtedness and the principal holders of the Issuer’s securities and securities authorized for issuance under the Issuer’s equity compensation plans, will be contained in the Issuer’s Management Information Circular to be filed in connection with the annual meeting of shareholders of the Issuer to be held in respect of its 2010 fiscal year.

SCHEDULE “A”
STUDENT TRANSPORTATION INC.
AUDIT COMMITTEE CHARTER
     The Audit Committee (the “Committee”) of Student Transportation Inc. (the “Issuer”) is established in order to assist the board of directors of the Issuer in their oversight activities. The purpose of the Committee is to assist the board in its oversight and supervision of:
•	the integrity of the Issuer’s accounting and financial reporting practices and procedures,

•	the adequacy of the Issuer’s internal accounting controls and procedures,

•	the quality and integrity of the Issuer’s consolidated financial statements,

•	compliance by the Issuer with legal and regulatory requirements, in regard to financial disclosure, that the Issuer is subject to; and

•	the independence and performance of the Issuer’s independent auditor.
Composition:
     The board of directors of the Issuer shall elect annually from among its members a committee to be known as the Audit Committee to be composed of not less than three directors, each of whom qualify as “independent directors” within the meaning of Multilateral Instrument 52-110 — Audit Committees, as amended from time to time (the “Audit Committee Rule”); and each of whom is “financially literate” (or will become so within a reasonable period of time following his or her appointment) within the meaning of the Audit Committee Rule.
Reports:
     The Committee shall report to the board of directors of the Issuer on a regular basis and, in any event, before the public disclosure by the Issuer of its quarterly and annual financial results. The reports of the Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Issuer’s consolidated financial statements, its compliance with legal or regulatory requirements, and the independence and performance of the Issuer’s independent auditor.
Responsibilities:
     Subject to the powers and duties of the board of directors of the Issuer, the board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of directors of the Issuer:
A. Financial Statements and Other Financial Information
The Committee shall:
(i)	review the Issuer’s consolidated annual audited financial statements and related documents prior to any public disclosure of such information;

(ii)	review the Issuer’s consolidated interim unaudited financial statements and related documents prior to any public disclosure of such information;

(iii)	following a review with management and the independent auditor of such annual and interim consolidated financial statements and related documents, recommend to the board of directors of the Issuer the approval of such financial statements and related documents;
(iv)	review with management and/or the independent auditor all critical policies and practices used as well as significant management estimates and judgements and any changes in accounting policies or financial reporting requirements that may affect the Issuer’s consolidated financial statements;

(v)	review with management and/or the independent auditor the treatment in the financial statements of any significant transactions and other potentially difficult matters;

(vi)	review a summary provided by the Issuer’s legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Issuer and its subsidiaries;

(vii)	review the other annual financial reporting documents as well as management’s discussion and analysis and earnings press releases of the Issuer prior to any disclosure to the public; and

(viii)	have the responsibility of reviewing, in advance, any communications between the Issuer and any applicable securities regulators or commissions.
B. Financial Reporting Control Systems
The Committee shall:
(i)	report to the Board on a regular basis, prior to the public release by the Issuer of its quarterly and annual financial statements;

(ii)	require management to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Issuer’s policies for the management of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements;

(iii)	annually, in consultation with management, the independent auditor and, if applicable, the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Issuer’s consolidated financial reporting processes and internal controls, and discuss significant financial risk, exposures and the steps management has taken to monitor, control and report such exposures;

(iv)	if applicable, at a time when internal audit personnel are in place, meet separately with the such personnel responsible for the internal audit function to discuss any matters that the Committee or independent auditor believe should be discussed in private;

(v)	submit to the board of directors of the Issuer, and the boards of directors of its subsidiaries, any recommendations that the Committee may have from time to time (through its own inquiries or those of advisors retained by the Committee) with respect to financial reporting, accounting procedures and policies and internal controls;

(vi)	review reports from senior officers of the Issuer and its subsidiaries outlining any significant changes in financial risks facing the Issuer;

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(vii)	review the management letter of the independent auditor and the responses to suggestions made;

(viii)	review any new appointments to senior positions of the Issuer and its subsidiaries with financial reporting responsibilities;

(ix)	satisfy itself that adequate procedures are in place for the review of the Issuer’s disclosure of the Issuer’s financial information extracted or derived from the Issuer’s consolidated financial statements (other than the financial statements, management’s discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;

(x)	establish a written policy regarding procedures for:
(a)	receipt, retention and treatment of complaints received by the Issuer or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Issuer or its subsidiaries of concerns regarding questionable accounting or auditing matters;
(xi)	establish, or review and approve the Issuer’s (and its respective subsidiaries’) hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Issuer; and

(xii)	obtain assurance from the independent auditor regarding the overall control environment and the adequacy of accounting system controls.
C. Independent Auditor
The Committee shall:
(i)	Obtain confirmation from the independent auditor that it will be accountable to, and report directly to, the Audit Committee of the Board;

(ii)	review the audit plan with the independent auditor;

(iii)	review regularly the performance, qualifications and independence of the independent auditor, as well as the competence and responsiveness of the individual partners assigned to the Issuer’s account;

(iv)	discuss in private with the independent auditor matters affecting the conduct of its audit and other corporate matters;

(v)	recommend to the board of directors of the Issuer each year the retention or replacement of the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Issuer and the remuneration of the independent auditor;

(vi)	if there is a plan to change the independent auditor, review all issues related to the change and the steps planned for an orderly transition;

(vii)	annually review and recommend for approval to the shareholders the terms of engagement and the remuneration of the independent auditor;

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(viii)	oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Issuer, including the resolution of disagreements between management and the independent auditor regarding financial reporting;

(ix)	discuss with the Issuer’s independent auditor the quality and not just the acceptability of the Issuer’s accounting principles;

(x)	meet with the Issuer’s independent auditor on a regular basis in the absence of management; and

(xi)	relay its expectations to the Issuer’s independent auditor from time to time including its expectation that (i) any disagreements of a material nature with management be brought to the attention of the Committee, (ii) the independent auditor is accountable to the Committee and the board, each as representatives of the shareholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the independent auditor explains the process undertaken by it in auditing or reviewing the Issuer’s financial disclosure, (v) the independent auditor discloses to the Committee any significant changes to accounting policies or treatment of the Issuer, (vi) the independent auditor discloses to the Committee any reservations it may have about the financial statements or its access to materials and/or persons in reviewing or auditing such statements, and (vii) the independent auditor discloses any conflict of interest that may arise in its engagement.
Structure:
•	The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the “Secretary”). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman.

•	The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than quarterly each year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the independent auditor of the Issuer or any member of the Committee may call a meeting of the Committee on not less than 48 hours’ notice unless so warranted.

•	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.

•	Any member of the Committee may be removed or replaced at any time by the board of directors of the Issuer and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

•	The independent auditor of the Issuer shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Issuer, to attend and be heard thereat.

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•	The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, or otherwise determined by resolution of the board of directors.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of directors may from time to time determine.
Chairman of the Committee:
     The chairman of the Committee (the “Chairman”) is responsible for the effective functioning of the Committee.
     The Chairman of the Committee shall:
•	Establish procedures to govern the Committee’s work and ensure the Committee’s full discharge of its duties, including:
•	Collaborating with the Lead Director of the board of directors, the CEO, the CFO and other members of management, where appropriate, to develop the agenda for Committee meetings;

•	Obtaining appropriate information from management to enable the Committee to exercise its duties;

•	Ensuring that all items requiring Committee approval or Committee recommendations to the board of directors are appropriately tabled;

•	Ensuring proper flow of information to the Committee and reviewing adequacy and timing of required documentary materials;

•	Ensuring that external advisors retained or to be retained by the Committee are appropriately qualified and independent;

•	Ensuring that the Committee has access to such members of senior management as may be required;

•	Ensuring an open and frank relationship between the Committee and the internal and external auditors; and

•	Supporting the independence of the external auditor from management;
•	Discuss as necessary with the Chair of the Compensation, Nominating and Corporate Governance Committee the skills, experience and talents required for the Committee on an ongoing basis;

•	Chair every meeting of the Committee and encourage a free and open discussion at the meetings;

•	Report to the board of directors on behalf of the Committee;

•	Attend every meeting of securityholders and respond to such questions from securityholders as may be put the Chair of the Audit Committee; and

•	Carry out other duties as requested by the Board, depending on need and circumstances.

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Non-Audit Services of Independent Auditor:
     The Committee shall review at least annually the non-audit services provided by the Issuer’s independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor; and pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.
     The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer’s independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.
Independent Advice:
     In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors at the expense of the Issuer, as required to fulfill its duties, and to set and pay the compensation for any such advisors.
Annual Evaluation:
     At least annually, the Committee shall, in a manner it determines to be appropriate:
•	Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its terms of reference.

•	Review and assess the adequacy of its terms of reference and recommend to the board of directors of the Issuer any improvements to its terms of reference that the Committee determines to be appropriate.
Limitation:
     Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors/managers of a subsidiary of the Issuer mandated by applicable law.
Limitation on Committee’s Duties
     Except as otherwise required by applicable laws including the Audit Committee Rules, in contributing to the Committee’s discharge of its duties under this charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Issuer are subject.

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     Except as otherwise required by applicable laws including the Audit Committee Rules, it is not the duty of the Committee to prepare financial statements or ensure their accuracy or absence of errors and omissions, to plan or conduct audits, to determine that the financial statements are complete and accurate and in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Issuer’s internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this charter is intended to make the Committee liable for any non-compliance by the Issuer with applicable laws or regulations.
     The Committee is a committee of the board of directors and is not and shall not be deemed to be an agent of the Issuer’s securityholders or creditors for any purpose whatsoever. The board of directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Issuer or to any other liability whatsoever.
     Except as otherwise required by applicable laws including the Audit Committee Rules, members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Issuer by the external auditor, (iv) financial statements of the Issuer represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Issuer in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.
Definitions:
“financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Issuer’s financial statements.
“independent director” means a director who has no direct or indirect material relationship with the Issuer.1
“material relationship” means a relationship which could, in the view of the board of directors of the Issuer, be reasonably expected to interfere with the exercise of a member’s independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Issuer:2
(a)	an individual who is, or has been within the last three years, an employee or executive officer[3] of the Issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Issuer;

[1]	For the purpose of the definitions of “independent director” and “material relationship” in this section, “Issuer” includes a subsidiary entity of the Issuer and a parent of the Issuer, as applicable.

[2]	An individual will not be considered to have a material relationship with the Issuer solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004 (or before June 30, 2005 where the relationship existed with respect to a subsidiary or parent of the Issuer). An individual will not be considered to have a material relationship with the Issuer solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Issuer or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Issuer on a part-time basis.

[3]	An “executive officer” includes any individual who performs a policy-making function in respect of the entity.

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(c)	an individual who:
(i)	is a partner[4] of a firm that is the Issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Issuer’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the Issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Issuer’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Issuer received, more than $75,000 in direct compensation[5] from the Issuer during any 12 month period within the last three years.[6]

[4]	A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

[5]	Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Issuer; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

[6]	An individual who: (a) has a relationship with the Issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Issuer or any subsidiary entity of the Issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Issuer or any of its subsidiary entities, is considered to have a material relationship with the Issuer. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Issuer or any subsidiary entity of the Issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

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